April 24, 2006

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
100 F St. Street, NE
Washington, D.C. 20549

Dear Mr. Gordon:

The following are responses to your letter of April 19, 2006.

1.	In future filings, please correct the Commission File No. on the cover of the filing. The correct No is 001-32620.

All future filings will use the new number.

2.
Based upon your 2005 and 2004 aggregate market value of your outstanding securities held by non-affiliates, it appears that you have exceeded the Small Business Issuer public float limit at the end of two consecutive years. For reference, please see Item 10 of Regulation S-B. Since you are no longer considered a small business, please confirm to us that you will file Exchange Act reports pursuant to Regulation S-K beginning with the quarterly period ended March 31, 2006 or advise us.

We have calculated that on November 2, 2004, we had 24,773,707 outstanding shares of which 11,499,831 were held by affiliates. Affiliates are all directors and executive officers of the company who have beneficial ownership of the Company’s Common Stock. The closing price of the stock was $1.85 resulting in a public float of $24, 556,671, which is under the public threshold of $25,000,000. We exceeded this threshold (as well as the revenue threshold) in 2005, and anticipate that we will exceed these thresholds in 2006 as well. Therefore, we anticipate that we will start filing Exchange Act reports pursuant to Regulation S-K beginning with the period ended March 31, 2007.

3.
You disclose that you offer Data Erasure services which include remarketing services to some of your customers. Please provide us with more details regarding these remarketing arrangements and tell us how you recognize revenue earned from these arrangements. Please cite the applicable accounting literature in your response.

After we perform and complete our data security and regulatory compliance services for our client’s IT assets, we provide to our client an audit report for the work performed and the fees associated with those services. These fees are not contingent on, or related to, any remarketing services. Additionally, these services represent value to the client without the need for any of our other services. Once the report is generated and the results reported to the client, asset management fee revenue is recognized.

We also provide, as a separate service, remarketing services for some of our clients. In these circumstances, we provide the client with a list of the fair market value of the equipment that was audited. If the client elects to sell the equipment to us, which they are not obligated to do, we then purchase this equipment directly from the client based upon a pre-negotiated percentage of the fair market value. We are not compensated for this “service”. Rather, we use it as another source of used equipment for us to purchase and later resell. We act as the principal in these purchases, and take on the inventory risk, regardless of our ability to locate a buyer for the equipment we purchase. Once the equipment becomes part of our inventory, the future revenue recognition becomes treated like any other product sale. That is, the Company recognizes revenue at the time products are shipped and title is transferred. As we are the principal in the product sale transactions, revenue is appropriately recognized “gross” under the guidance in EITF Issue No. 00-10. Because the purchase of the equipment does not generate revenue for us, and is used as a purchasing source, we do not consider it, along with the data security and regulatory compliance services to be part of a revenue arrangement with multiple deliverables. As such, we do not follow the guidance in EITF Issue No. 00-21.

4.
We note that you have listed the Form of Registration Rights Agreements with Barron Partners, L.P., Guerrilla Capital, and Odin Partners et al. dated May 26, 2004, the Form of Common Stock Purchase Warrant at $1.50 per share dated May 28, 2004, and the Form of Common Stock Purchase Warrant at $3.60 per share date May 28, 2004 in you list of exhibits: however, we do not note that these documents have been filed. Please file these documents in your next periodic filing, including any amendments, and also provide us with copies in your response.

We will include in our next filing. Attached to this response are copies.

5.	In future filings, please revise to present product and services revenues separately in accordance with Rule 5-03 of Regulation S-X.

We will separate product and services revenue in future filings, because we anticipate that service revenue will be greater than 10% of total revenues.

6.
We note that you recorded intangible assets with indefinite lives amounting to $910,000 as a result of the acquisition of QualTech in 2004. We also note that these intangible assets relate principally to trade names. It appears that these trade names may have only been in the market for several years. If a trade name has not matured enough in the market, it is unlikely that it would be considered to have an indefinite useful life. In this regard, please tell us what these trade names relate to and how you determined that these trade names have indefinite useful lives.

In determining the life of our intangibles, we hired an outside valuation firm to assist in the calculation of the value and lives. In valuing the trade name, it was determined that the trade name (QualTech or any derivative thereof) was significant to the Company. This trade name has helped attain recognition for the products and services provided by us and has helped us develop customer loyalty. The recognizable name and quality stature of our products and services in the marketplace and the sizeable sales in recent years are two indications of the unique value associated with the trade name. The strength of this strong trade name is evidenced by the fact that in a short period of time, we have become the largest remarketer of off lease and used mainframe computers.

In 2002, the Company rolled out a major marketing campaign costing approximately $150,000 to establish the QualTech brand into appropriate markets, develop marketing communications for both the wholesale sales team and the retail sales team, and manage successful target marketing and the frequency of contact for the retail team. Each year the Company continues to advertise the name in industry periodicals, and attending trade shows to strengthen the brand name. As a result of the building of a brand name and customer loyalty, QualTech has become the largest remarketer of off lease and used mainframe computers.

In 2003, the Company established a company to service mainframe computers. Using the brand name QualTech, the services group was able to establish itself in a market where brand name and customer loyalty play a very important role. The services group has quickly established itself as a quality service provider because of the use of the recognized brand name.

Based on our review of the history of the Company’s recognizable trade name with in the industry, the establishment of a strong brand following, customer loyalty and excellent reputation, coupled with the report from the outside valuation company, it was our opinion that the useful life of the trade name was indefinite.

7.
You disclose that your customer lists have a useful life of nine years. You also disclose on page 5 that you do not have any exclusive long-term arrangements with your customers for the continued sales of you product, except for your hardware maintenance contracts which can be up to three years in length. You also state that customers typically do not place recurring “long-term” orders with you. In this regard, please tell us how you determined that a useful life of nine years for your customer lists was reasonable.

In determining the life of our customer lists, we hired an outside valuation firm to assist in the calculation of these lives. Our customer list derives its value from customer relationships. QualTech attracts customers as a result of its reputation. The customers are located in different parts of the United States and the World. As such, QualTech is not dependent on its location to attract customers.

QualTech has a customer data base of approximately 2,500 potential users of our services. The company services a little over 10% of those customers. Although we do not have long-term arrangements for continued sales of our product except for maintenance, our customers generally update their equipment every three years. In coming up with the useful life of nine years, we took the above into consideration and calculated the average attrition rate of the company in the past to be approximately 10.5% per year. Based on this average attrition rate, we estimated a remaining useful life of nine years for our customer relationships.

8.
We note that you reversed your deferred tax asset valuation allowance in 2004 as a result of the QualTech acquisition since you determined that the deferred tax assets of your company were more-likely-than-not realizable in future periods based on your projection of future taxable income related to the acquisition. We also note that you recorded additional deferred tax assets related to net operation loss carry forwards with no valuation allowance in 2005. Your company, however, incurred a loss of $2 million before income taxes for the year ended December 31, 2005: this loss appears to be negative evidence suggesting that a valuation allowance may be needed. Please tell us how you considered this current year loss when examining the evidence regarding the possibility of the future realization of the tax benefit of your company’s operating losses. For reference, please see paragraphs 17-25 of SFAS 109.

 In accordance with SFAS 109, we consider all evidence, both positive and negative, in determining the need for a valuation allowance against deferred tax assets. This assessment is performed quarterly.

At December 31, 2005, we noted the following negative factors regarding the realization of deferred tax assets:

1.	A tax loss for the year ended December 31, 2005 of approximately $1,660,000.
2.	An accumulation of net operating loss carry forwards of approximately $2,136,000 as of December 31, 2005.
3.	A tax loss of $308,000 for the year ended December 31, 2003.
4.	A tax loss of $570,000 for the year ended December 31, 2002.

At December 31, 2005, we noted the following positive factors regarding the realization of deferred tax assets:

1.	The net operating losses noted above do not begin to expire until 2022, leaving seventeen future years before these benefits begin to expire.
2.	The other components of deferred tax assets are of normal operating character, and are not limited in any way.
3.	The net operating losses are not subject to limitation by Internal Revenue Code Section 382 related to change of ownership rules.
4.	We generated positive taxable income for the year ended December 31, 2004 of approximately $406,000.
5.	Our budget for 2006 was for pre-tax income of approximately $2,100,000. While we do not prepare budgets beyond one year, we have expectations of positive net income going forward.
6.
Our deferred tax liabilities (other than approximately $355,000 related to the trade name, which is indefinite lived) would have reversing effects in future years, generating taxable income and supporting the realization of our deferred tax assets.

We gave consideration to all of the factors above, and found the positive factors outweighed the negative factors by enough of a margin to consider it more likely than not that the deferred tax assets were realizable.

As of the date of this letter, our financial results for the quarter ended March 31, 2006 have not been issued, but we anticipate a pre-tax loss of approximately $650,000. The first quarter results were adversely affected by an unusual bad debt reserve of $448,500, related to a fraud perpetrated against us by a former customer. We intend to pursue legal action against this customer and other related parties. With first quarter actual results contemplated, we are still projecting pre-tax income for the year ended December 31, 2006. We confirm that we will continue to monitor our actual and budgeted results on a quarterly basis, and make adjustments to the deferred tax asset valuation allowance if we determine some or all of our deferred tax assets are more likely than not unrealizable.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Marc Sherman
Chief Executive Officer

STOCK PURCHASE AGREEMENT

BETWEEN

WindsorTech, Inc., a Delaware Corporation
AND

CERTAIN INVESTORS
(AS LISTED ON SCHEDULE A)

DATED

May 18, 2004

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the "Agreement") is made and entered into as of the 18th day of May, 2004 by and among WindsorTech, Inc., a corporation organized and existing under the laws of the State of Delaware (“WindsorTech ” or the “Company”), and certain investors, (hereinafter referred to collectively as “Investor” or “Investors”) as listed on Schedule A herein (each agreement with an Investor being deemed a separate and independent agreement between the Company and such Investor).

PRELIMINARY STATEMENT:

WHEREAS, the Investors wish to purchase, upon the terms and subject to the conditions of this Agreement of Three Million, Six Hundred Thousand Dollars ($3,600,000.00) of the Common Stock of the Company with the right, upon the purchase of each share of Common Stock, to receive one (1) common stock purchase warrant in accordance with the terms hereof (each share of Common Stock and corresponding stock purchase warrant are referred to herein as a “Unit”); and

WHEREAS, the parties intend to memorialize the purchase and sale of such Units;

NOW, THEREFORE, in consideration of the mutual covenants and premises contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby conclusively acknowledged, the parties hereto, intending to be legally bound, agree as follows

ARTICLE I

INCORPORATION BY REFERENCE, SUPERSEDER AND DEFINITIONS

1.1 Incorporation by Reference. The foregoing recitals, Schedule A and the Exhibits attached hereto and referred to herein, are hereby acknowledged to be true and accurate, and are incorporated herein by this reference.

1.2 Superseder. This Agreement, to the extent that it is inconsistent with any other instrument or understanding among the parties, shall supersede such instrument or understanding to the fullest extent permitted by law. A copy of this Agreement shall be filed at the Company’s principal office.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

1.3 Certain Definitions. For purposes of this Agreement, the following capitalized terms shall have the following meanings (all capitalized terms used in this Agreement that are not defined in this Article 1 shall have the meanings set forth elsewhere in this Agreement):

1.3.1 “1933 Act” means the Securities Act of 1933, as amended.

1.3.2 “1934 Act” means the Securities Exchange Act of 1934, as amended.

1.3.3 “Affiliate” means that definition as disclosed in the 1933 Act and/or 1934 Act and shall also mean a Person or Persons directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with the Person(s) in question. The term “control,” as used in the immediately preceding sentence, means, with respect to a Person that is a corporation, the right to the exercise, directly or indirectly, of more than 50 percent of the voting rights attributable to the shares of such controlled corporation and, with respect to a Person that is not a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such controlled Person.

1.3.4 “Articles”. The Articles of Organization of the Company, as the same may be amended from time to time.

1.3.5 “Closing Date” means the earlier of  May 18, 2004 or upon all of the conditions of Article VIII and Article IX herein are satisfied, unless extended by mutual consent by the Company and the Investors on or before May 28, 2004.

1.3.6 “Common Stock” means the shares of common stock of WindsorTech, Inc., a Delaware Corporation , par value $0.001 per share.

                                1.3.7 "Effective Date" shall mean the date the Registration Statement of the Company covering the Shares being subscribed for hereby is declared effective.

        1.3.8 "Material Adverse Effect" shall mean any adverse effect on the business, operations, properties or financial condition of the Company that is material and adverse to the Company and its subsidiaries and affiliates, taken as a whole and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to perform any of its material obligations under this Agreement or the Registration Rights Agreement or to perform its obligations under any other material agreement.

                                1.3.10“Person” means an individual, partnership, firm, limited liability company, trust, joint venture, association, corporation, or any other legal entity.

1.3.11	“Purchase Price” means the purchase price for the Units.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

1.3.12  Registration Rights Agreement" shall mean the registration rights agreement between the Investors and the Company attached hereto as Exhibit B.

1.3.13  "Registration Statement" shall mean the registration statement under the 1933 Act to be filed with the Securities and Exchange Commission for the registration of the Shares pursuant to the Registration Rights Agreement attached hereto as Exhibit B.

1.3.14  “SEC” means the Securities and Exchange Commission.

1.3.15  "SEC Documents" shall mean the Company's latest Form 10-K or 10-KSB as of the time in question, all Forms 10-Q or 10-QSB and 8-K filed thereafter, and the Proxy Statement for its latest fiscal year as of the time in question until such time as the Company no longer has an obligation to maintain the effectiveness of a Registration Statement as set forth in the Registration Rights Agreement.

1.3.16  "Shares" shall mean, collectively, the shares of Common Stock of the Company being subscribed for hereunder and those shares of Common Stock issuable to the Investor upon exercise of the Warrants.

1.3.17  “Units” shall mean the Common Stock and the Warrants collectively.

1.3.18  “Warrants” shall mean the Common Stock purchase warrants in the form attached hereto Exhibit A.

ARTICLE II

SALE AND PURCHASE OF WINDSORTECH’S UNITS
AND PURCHASE PRICE

2.1  Sale of WindsorTech Units Upon the terms and subject to the conditions set forth herein, and in accordance with applicable law, the Company agrees to sell, and the Investors, severally and not jointly, agree to purchase the following Units with an aggregate principal amount of a minimum of Three Million, Six Hundred Thousand Dollars ($3,600,000.00) in accordance with the commitments set forth on Schedule A attached hereto, at the Purchase Price on the Closing Date, each Unit consisting of:

2.1.1 Common Stock Upon execution and delivery of this Agreement and the Company’s receipt of the Purchase Price (as described herein), each Investor shall receive shares of Common Stock of the Company at a value of sixty cents ($.60) per share. The Company shall register those shares of Common Stock pursuant to the terms and conditions of a Registration Rights Agreement attached hereto as Exhibit B. The Registration Rights Agreement shall include, but not be limited to, such terms and conditions as the immediate registration of the shares of Common Stock sold hereunder, one demand right if all the shares of Common Stock sold hereunder are not registered or the Registration Statement is subsequently not effective, unlimited “piggy back” registration rights, and liquidated damages to the Investor of thirty percent (30%)of the Purchase Price per annum payable on a monthly basis if the shares of Common Stock are not registered pursuant to an effective Registration Statement within five months of the Closing Date or if the shares of Common Stock are registered pursuant to an effective Registration Statement and such Registration Statement or other Registration Statement including the shares of Common Stock is not effective in the period from five months following the Closing Date through two years following the Closing Date, except that the obligation of the Company terminates when the Investor no longer holds more than twenty percent (20%) of their shares of Common Stock as acquired herein.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

2.1.2 Warrants Upon execution and delivery of this Agreement and the Company’s receipt of the Purchase Price (as described herein), each Investor shall receive one Warrant for each share of Common Stock purchased. The Warrants, the form of which are attached hereto as Composite Exhibit A shall include, but not be limited to, such terms and conditions as a exercise price of $1.50 per share for up to 3,000,000 shares of Common Stock, and $3.60 for up to 3,000,000 shares of Common Stock per share, all share as more particularly set forth in the Warrants with an expiration date of five (5) years from the date of issuance

2.2 Purchase Price. The purchase price to be paid by each Investor on the Closing Date shall be as defined section 1.3.5 ($.60) sixty cents per share, as the case may be, in accordance with on Schedule A attached hereto, and shall be payable in United States Dollars. Payment to the Company of the Purchase Price shall be made at the Closing Date by wire transfer of funds to the account specified by the Company and provided to the Investor.

2.3 Escrow. The funds received by Gibraltar Bank (the “Escrow Agent”) in accordance with Section 2.2 of this Agreement shall be held in escrow pursuant to the terms and conditions of this Section 2.3 of the Agreement. The funds shall be held in a non-interest bearing account. The Escrow Agent shall disburse the funds to the Company, or as the Company shall in writing direct, upon receipt of written confirmation to Escrow Agent from WindsorTech and Barron Partners, LP pursuant to the Escrow Agreement of even date herewith, that all closing contingencies have been met. If the closing of such transaction has not taken place by the closing date as defined in this Agreement, or the closing date as extended as defined in this Agreement, the Escrow Agent shall return such funds to the Investors immediately and shall return all executed documents to the Company. The Investors and the Company, jointly and severally, agree to indemnify Escrow Agent for, and to hold it harmless against, any loss, liability, damage or expense incurred by Escrow Agent arising out of, or in connection with, this Agreement, any litigation arising in connection with this Agreement or any transaction related in any way hereto, including but not limited to attorneys' fees incurred by Escrow Agent in the event of any question as to the provisions hereof or its duties hereunder, and other costs and expenses incurred by Escrow Agent in fulfilling its duties and responsibilities hereunder, or incurred by Escrow Agent defending itself against any claim of liability (other than, in all such cases, for Escrow Agent’s willful misconduct or gross negligence). Escrow Agent shall have no duties arising from this Agreement except those expressly set forth in this Section 2.3 and it shall not be bound by any notice of claim or demand, or any waiver, modification or amendment unless it shall have given its prior written consent thereto.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

ARTICLE II

CLOSING DATE AND DELIVERIES AT CLOSING

3.1  Closing Date The closing of the transactions contemplated by this Agreement (the “Closing”), unless expressly determined herein, shall be held at the offices of the Company, at at 10:00 a.m.. local time, on the Closing Date or on such other date and at such other place as may be mutually agreed by the parties, including closing by facsimile with originals to follow.

3.2 Deliveries by the Company. In addition to and without limiting any other provision of this Agreement, the Company agrees to deliver, or cause to be delivered, to the Investors, the following:

(a)	Within seven (7) business days of the closing, Certificates representing WindsorTech Shares, which certificates shall be duly endorsed to the Investor(s);
(b)	At or prior to Closing, an executed Agreement;
(c)	At or prior to Closing, executed Warrants in the name of the Investor(s) in the form attached hereto as Exhibit A;
(d)	At or prior to Closing, an executed Registration Rights Agreement between the Investor(s) and the Company in the form attached hereto as Exhibit B;
(e)	At or prior to Closing, confirmation that the provisions of Paragraph 6.6 herein have been satisfied or commenced, as appropriate; and
(f)	Such other documents or certificates as shall be reasonably requested by the each Investor or its counsel.
(g)
Completion of the acquisition by WindsorTech, Inc. of QualTech International, Inc. and QualTech Services Group, Inc., which closing shall occur concurrently with this closing; it being understood that the proceeds of this closing will be used, in part, to fund the QualTech closings.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

3.3 Deliveries by Investor. In addition to and without limiting any other provision of this Agreement, each Investor agrees to deliver, or cause to be delivered, to the Company, as appropriate, the following:

(a)	At or prior to Closing, the Purchase Price;
(b)	At or prior to Closing, an executed Agreement;
(c)	At or prior to Closing, an executed Registration Rights Agreement between each Investor and the Company in the form attached hereto as Exhibit B; and
(d)	Such other documents or certificates as shall be reasonably requested by the Company or his counsel.

In the event any document provided to the other party in Paragraphs 3.2 and 3.3 herein are provided by facsimile, the party shall forward an original document to the other party within seven (7) business days. . The Investors by majority of dollar amount invested may waive any of the Company’s conditions of closing.

3.4 Further Assurances. The Company and each Investor shall, upon request, on or after the Closing Date, cooperate with each other (specifically, the Company shall cooperate with each Investor, and each Investor shall cooperate with the Company, and no Investor is required to cooperate with any other Investor) by furnishing any additional information, executing and delivering any additional documents and/or other instruments and doing any and all such things as may be reasonably required by the parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF WINDSORTECH

WindsorTech represents and warrants to the Investor(s) (which warranties and representations shall survive the Closing regardless of what examinations, inspections, audits and other investigations the Purchaser has heretofore made or may hereinafter make with respect to such warranties and representations) as follows:

4.1 Organization and Qualification. WindsorTech is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware , and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified to do business in any other jurisdiction by virtue of the nature of the businesses conducted by it or the ownership or leasing of its properties, except where the failure to be so qualified will not, when taken together with all other such failures, have a Material Adverse Effect on the business, operations, properties, assets, financial condition or results of operation of WindsorTech and its subsidiaries taken as a whole.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

4.2
Articles of Incorporation and By-Laws. The complete and correct copies of WindsorTech’s Articles of Incorporation and By-Laws, as amended or restated to date which have been filed with the Securities and Exchange Commission as of the Closing Date. The Company will be, prior to closing clarifying its By-laws to eliminate the possibility of claims that it has or which may relate to staggered terms or its board of directors and to eliminate language relating to staggering terms for its directors. Except for these issues, said Articles of Incorporation and By-laws are complete and correct.

4.3	Capitalization.

4.3.1 The authorized and outstanding capital stock of WindsorTech is set forth in WindsorTech’s Annual Report on Form 10-KSB, filed on March 29, 2004 with the Securities and Exchange Commission and updated on all subsequent SEC Documents. All shares of capital stock have been duly authorized and are validly issued, and are fully paid and no assessable, and free of preemptive rights.

4.3.2 Except pursuant to this Agreement, and as set forth in WidsorTech ’s Annual Report on Form 10-KSB, filed on March 29, 2004 with the SEC, as of the date hereof and as of the Closing Date, there are not now outstanding options, warrants, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any class of capital stock of WindsorTech , or agreements, understandings or arrangements to which WindsorTech is a party, or by which WindsorTech is or may be bound, to issue additional shares of its capital stock or options, warrants, scrip or rights to subscribe for, calls or commitment of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any shares of any class of its capital stock. The Company agrees to inform the Investors in writing of any additional warrants granted prior to the Closing Date.

4.3.3 The Company on the Closing Date (i) will have full right, power, and authority to sell, assign, transfer, and deliver, by reason of record and beneficial ownership, to each Investor, WindsorTech Shares hereunder, free and clear of all liens, charges, claims, options, pledges, restrictions, and encumbrances whatsoever; and (ii) upon delivery of and payment by each Investor of the Purchase Price to the Company, such Investor will acquire good and marketable title to such Company Stock, free and clear of all liens, charges, claims, options, pledges, restrictions, and encumbrances whatsoever.

4.4 Authority. WindsortTech has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

contemplated hereby. The execution and delivery of this Agreement by WindsorTech and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of WindsorTech is necessary to authorize this Agreement or to consummate the transactions contemplated hereby except as disclosed in this Agreement. This Agreement has been duly executed and delivered by WindsorTech and constitutes the legal, valid and binding obligation of WindsorTech , enforceable against WindsorTech in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors' rights generally and general principles of equity.

4.5 No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by WindsorTech does not, and the performance by WindsorTech of their respective obligations hereunder will not: (i) conflict with or violate the Articles or By-Laws of WindsorTech ; (ii) conflict with, breach or violate any federal, state, foreign or local law, statute, ordinance, rule, regulation, order, judgment or decree (collectively, "Laws") in effect as of the date of this Agreement and applicable to WindsorTech ; or (iii) result in any breach of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to any other entity any right of termination, amendment, acceleration or cancellation of, require payment under, or result in the creation of a lien or encumbrance on any of the properties or assets of WindsorTech pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which WindsorTech is a party or by WindsorTech or any of its properties or assets is bound. Excluding from the foregoing are such violations, conflicts, breaches, defaults, terminations, accelerations, creations of liens, or incumbency that would not, in the aggregate, have a Material Adverse Effect.

4.6 Report and Financial Statements. WindsorTech ’s Annual Report on Form 10-KSB, filed on March 29, 2004 with the Securities and Exchange Commission contains the audited financial statements of WindsorTech as of December 31, 2003 (the “Financial Statements”). Each of the balance sheets contained in or incorporated by reference into any such Financial Statements (including the related notes and schedules thereto) fairly presented the financial position of WindsorTech as of its date, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such Financial Statements (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of WindsorTech for the periods to which they relate, in each case in accordance with United States generally accepted accounting principles (“U.S. GAAP”) consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements. The books and records of WindsorTech have been, and are being, maintained in all material respects in accordance with U.S. GAAP and any other applicable legal and accounting requirements and reflect only actual transaction.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

4.7 Compliance with Applicable Laws. WindsorTech is not in violation of, or, to the knowledge of WindsorTech is under investigation with respect to or has been given notice or has been charged with the violation of any Law of a governmental agency, except for violations which individually or in the aggregate do not have a Material Adverse Effect.

4.8 Brokers. Except for S Partners, LLC, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or Commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of WindsorTech

4.9 SEC Documents. WindsorTech acknowledges that WindsorTech is a publicly held company and has made available to the Investors true and complete copies of any requested SEC Documents. The Company has registered its Common Stock pursuant to Section 12 of the 1934 Act, and the Common Stock is listed and traded on the OTC Bulletin Board Market of the National Association of Securities Dealers, Inc. The Company has received no notice, either oral or written, with respect to the continued eligibility of the Common Stock for such listing, and the Company has maintained all requirements for the continuation of such listing. The Company has not provided to the Investors any information that, according to applicable law, rule or regulation, should have been disclosed publicly prior to the date hereof by the Company, but which has not been so disclosed. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act, and rules and regulations of the SEC promulgated thereunder and the SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading that the Investor has received from the Company reports with the Securities and Exchange Commission and with the NASD.

4.10 Litigation. To the knowledge of WindsorTech no litigation, claim, or other proceeding before any court or governmental agency is pending or threatened against WindsorTech except: On April 20, 2004, David Loppert, a former employee and Director of the Company initiated suit against the Company seeking a determination as to his status as a Director and seeking to review certain Company records. The Company believes it acted properly in Mr. Loppert’s removal. A vast majority of the Documents sought by Mr. Loppert were in his exclusive possession until early2004. Further, the Company has on multiple occasions advised Mr. Loppert that when a proper request (i.e. in the form as required by Delaware statutes) was received, the Company would make documents available to Mr. Loppert. Despite repeated correspondence to this effect, Mr. Loppert failed or refused to do so. The Company does not know why Mr. Loppert is seeking review of the documents. The Company will vigorously defend the claims of Mr. Loppert and does not believe the suit will have a material adverse impact on the Company.

4.11 Exemption from Registration. Subject to the accuracy of the Investors' representations in Article V, except as required pursuant to the Registration Rights Agreement, the sale of the Units will not require registration under the 1933 Act and/or any applicable state securities law. When validly converted in accordance with the terms of the Warrants, the Shares underlying the Warrants will be duly and validly issued, fully paid, and non-assessable. The Company is issuing the Units in accordance with and in reliance upon the exemption from securities registration afforded, inter alia, by Rule 506 under Regulation D as promulgated by the SEC under the 1933, and/or Section 4(2) of the 1933 Act.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

4.12 No General Solicitation or Advertising in Regard to this Transaction. Neither the Company nor any of its Affiliates nor, to the knowledge of the Company, any Person acting on its or their behalf (i) has conducted or will conduct any general solicitation (as that term is used in Rule 502(c) of Regulation D as promulgated by the SEC under the 1933 Act) or general advertising with respect to the sale of the Units, or (ii) made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration of the Units, under the 1933 Act, except as required herein.

4.13 No Material Adverse Change. Since December 31, 2003 , no Material Adverse Effect has occurred or exists with respect to the Company that has not been disclosed in the SEC Documents. No material supplier has given notice, oral or written, that it intends to cease or reduce the volume of its business with the Company from historical levels. Since December 31, 2003 , no event or circumstance has occurred or exists with respect to the Company or its businesses, properties, prospects, operations or financial condition, that, under any applicable law, rule or regulation, requires public disclosure or announcement prior to the date hereof by the Company but which has not been so publicly announced or disclosed in writing to the Investors.

4.14 Material Non-Public Information. The Company has not disclosed to the Investors any material non-public information that (i) if disclosed, would reasonably be expected to have a material effect on the price of the Common Stock or (ii) according to applicable law, rule or regulation, should have been disclosed publicly by the Company prior to the date hereof but which has not been so disclosed.

4.15 Internal Controls And Procedures. The Company maintains books and records and internal accounting controls which provide reasonable assurance that (i) all transactions to which the Company or any subsidiary is a party or by which its properties are bound are executed with management's authorization; (ii) the recorded accounting of the Company's consolidated assets is compared with existing assets at regular intervals; (iii) access to the Company's consolidated assets is permitted only in accordance with management's authorization; and (iv) all transactions to which the Company or any subsidiary is a party or by which its properties are bound are recorded as necessary to permit preparation of the financial statements of the Company in accordance with U.S. generally accepted accounting principles.

4.16 Full Disclosure. No representation or warranty made by WindsorTech in this Agreement and no certificate or document furnished or to be furnished to the Purchaser pursuant to this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

Each Investor, severally and not jointly, as to himself or itself and not as to any other Investor, represents and warrants to the Company with the Company that:

5.1 Organization and Standing of the Investor. Where the Investor is a corporation, such Investor is duly incorporated, validly existing and in good standing under the laws of the state in which it was formed. The state in which any offer to purchase shares hereunder was made or accepted by such Investor is the state shown as such Investor’s address. If an entity, the Investor was not formed for the purpose of investing solely in the Units the subject of this Agreement.

5.2 Authorization and Power. The Investor has the requisite power and authority to enter into and perform this Agreement and to purchase the Units being sold to it hereunder. The execution, delivery and performance of this Agreement by the Investor and the consummation by the Investor of the transactions contemplated hereby have been duly authorized by all necessary corporate action where appropriate. This Agreement and the Registration Rights Agreement have been duly executed and delivered by the Investor and at the Closing shall constitute valid and binding obligations of the Investor enforceable against the Investor in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

5.3 No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Investor of the transactions contemplated hereby or relating hereto do not and will not (i) result in a violation of such Investor's charter documents or bylaws where appropriate or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, indenture or instrument to which the Investor is a party, or result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to the Investor or its properties (except for such conflicts, defaults and violations as would not, individually or in the aggregate, have a Material Adverse Effect on such Investor). The Investor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of such Investor’s obligations under this Agreement or to purchase the Units in accordance with the terms hereof, provided that for purposes of the representation made in this sentence, the Investor is assuming and relying upon the accuracy of the relevant representations and agreements of the Company herein.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

5.4 Financial Risks. The Investor acknowledges that such Investor is able to bear the financial risks associated with an investment in the Units and that it has been given full access to such records of the Company and the subsidiaries and to the officers of the Company and the subsidiaries as it has deemed necessary or appropriate to conduct its due diligence investigation. The Investor is capable of evaluating the risks and merits of an investment in the Units by virtue of its experience as an investor and its knowledge, experience, and sophistication in financial and business matters and the Investor is capable of bearing the entire loss of its investment in the Units.

5.5 Accredited Investor. The Investor is (i) an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated under the 1933 Act by reason of Rule 501(a)(3) and (6), (ii) experienced in making investments of the kind described in this Agreement and the related documents, (iii) able, by reason of the business and financial experience of its officers (if an entity) and professional advisors (who are not affiliated with or compensated in any way by the Company or any of its affiliates or selling agents), to protect its own interests in connection with the transactions described in this Agreement, and the related documents, and (iv) able to afford the entire loss of its investment in the Units.

5.6 Brokers. Except for S Partners, LLC, who shall be paid by the Company, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or Commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Investors.

5.7 Knowledge of Company. Each Investor and such Investor’s advisors, if any, have been, upon request, furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Units. Each Investor and such Investor’s advisors, if any, have been afforded the opportunity to ask questions of the Company and have received complete and satisfactory answers to any such inquiries.

5.8 Risk Factors Each Investor understands that such Investor’s investment in the Units involves a high degree of risk. Each Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Units. Each Investors warrants that such Investor is able to bear the complete loss of such Buyer’s investment in the Units.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

5.9 Full Disclosure. No representation or warranty made by the Investor in this Agreement and no certificate or document furnished or to be furnished to WindsorTech pursuant to this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading. Except as set forth or referred to in this Agreement, Investor does not have any agreement or understanding with any person relating to acquiring, holding,

voting or disposing of any equity securities of the Company.

5.10 Reimbursement of Due Diligence Expenses. Upon closing, the Company shall reimburse Investors for expenses incurred in conducting due diligence up to an aggregate maximum of $10,000. Such reimbursement shall be allocated to Investors that provide proof of payment of such expenses in a proportional manner. If the transaction is not closed there shall be no reimbursement of any due diligence expenses.

ARTICLE VI

COVENANTS OF THE COMPANY

6.1. Registration Rights. The Company shall cause the Registration Rights Agreement to remain in full force and effect and the Company shall comply in all material respects with the terms thereof.

6.2. Reservation Of Common Stock. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, shares of Common Stock for the purpose of enabling the Company to issue the shares of Common Stock underlying the Warrants.

6.3. Listing Of Common Stock. The Company hereby agrees to maintain the listing of the Common Stock on a publicly trading market. The Company will take all action to continue the listing and trading of its Common Stock on a publicly traded market and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the a publicly traded market.

6.4. Exchange Act Registration. The Company will cause its Common Stock to continue to be registered under Section 12(b) or (g) of the 1934 Act, will use its best efforts to comply in all respects with its reporting and filing obligations under the 1934 Act, and will not take any action or file any document (whether or not permitted by the 1934 Act or the rules thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the 1934 until the Investors have disposed of all of their Shares or the shares of Common Stock underlying the Warrants.

6.5. Corporate Existence; Conflicting Agreements. The Company will take all steps necessary to preserve and continue the corporate existence of the Company. The Company shall not enter into any agreement, the terms of which agreement would restrict or impair the right or ability of the Company to perform any of its obligations under this Agreement or any of the other agreements attached as exhibits hereto.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

6.6
Preferred Stock. On or prior to the Closing Date, the Company will cause to be cancelled all authorized shares of Preferred Stock of the Company. For a period of one year from the closing the Company will not issue any preferred stock.

6.7
 Independent Directors. The Company will cause the appointment of at least one independent director within ninety (90) days. If no such Director is appointed, the Company shall pay to the Investors, pro rata, as liquidated damages and not as a penalty, an amount equal to ten (10%) of the Purchase Price per annum, payable monthly. The parties agree that the only damages payable for a violation of the terms of this Agreement with respect to which liquidated damages are expressly provided shall be such liquidated damages. Nothing shall preclude the Investor from pursuing or obtaining specific performance or other equitable relief with respect to this Agreement. The parties hereto agree that the liquidated damages provided for in this Section 6.6 constitute a reasonable estimate of the damages that may be incurred by the Investor by reason of the failure of the Company to appoint at least two independent directors in accordance with the provision hereof.

6.8
Use of Proceeds. The Company will use the proceeds from the sale of the Units (excluding amounts paid by the Company for legal and administrative fees in connection with the sale of the Units) for acquisitions and/or working capital.

6.9	Right of First Refusal. Each Investor shall have the right to participate in any financing by the company on a pro rata basis at eighty percent (80%) of the offering price.

6.10
Price Adjustment. If, within the 24 months following the Closing Date, the Company closes on the sale of a note or notes, shares of Common Stock, or shares of a new class of Preferred Stock at a price per share of Common Stock, or with a conversion right to acquire Common Stock at a price per share of Common Stock, that is less than the Purchase Price (as adjusted to the capitalization per share as of the Closing Date, following any stock splits, stock dividends, or the like) (collectively, the “Subsequent Purchase Price”), the Company shall make a post-Closing adjustment in the Purchase Price so that the effective price per share paid by the Investors at Closing is reduced to the Subsequent Purchase Price as applied to the Investors’ then current holdings. Within five business days following the closing of the subsequent sale, the Company shall pay to the Investors the product of the number of Shares owned by Investors on the date of the subsequent sale times the difference between the Purchase Price and the Subsequent Purchase Price. Payment shall be made in cash or issuance of the notes, Preferred Stock, Common Stock, unit offering or whichever financing is causing the triggering of this provision, at the option of each individual Investor.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

6.11
Insider Selling. The earliest any “insiders” can start selling their shares shall be one year from closing. Except that any “insider” may dispose of shares provided the stock price at the time of dispositions at least: $3.40 per share for disposition of up to 100,000 shares per “insider” and thereafter said stock price is at least at $4.80 per share for disposition of up to 100,000 shares per “insider”. There shall be no further “lock-up” on any insider dispositions if the stock price shall at any time reach $6.00 per share

ARTICLE VII

COVENANTS OF THE INVESTORS

7.1 Compliance with Law. The Investor's trading activities with respect to shares of the Company's Common Stock will be in compliance with all applicable state and federal securities laws, rules and regulations and rules and regulations of any public market on which the Company's Common Stock is listed.

7.2 Transfer Restrictions. The Investor’s acknowledge that (1) the Shares, Warrants and shares underlying the Warrants have not been registered under the provisions of the 1933 Act, and may not be transferred unless (A) subsequently registered thereunder or (B) the Investor’s shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect that the Shares, Warrants and shares underlying the Warrants to be sold or transferred may be sold or transferred pursuant to an exemption from such registration; and (2) any sale of the Shares, Warrants and shares underlying the Warrants made in reliance on Rule 144 promulgated under the 1933 Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such Securities under circumstances in which the seller, or the person through whom the sale is made, may be deemed to be an underwriter, as that term is used in the 1933 Act, may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder.

7.3 Restrictive Legend. The Investor’s acknowledge and agree that the Shares, and, until such time as the Shares have been registered under the 1933 Act and sold in accordance with an effective Registration Statement, certificates and other instruments representing any of the Shares shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of any such Securities):

"THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SHARES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT."

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

7.4  Patriot Act.

WindsorTech and Investor certify that they have not been designated, and are owned or controlled, by a Asuspected terrorist@ as defined in Executive Order 13224. The parties seek to comply with all applicable laws concerning money laundering and related activities. In furtherance of those efforts, the parties hereby represent, warrant and agree that: (i) none of the cash or property that WindsorTech will use to purchase the Shares or has been or shall be derived from, or related to, any activity that is deemed criminal under United States law; (ii) no disbursement by WindsorTech to the Investor, to the extent within WindsorTech=s control, shall cause any party to be in violation of the United States Bank Secrecy Act, the United States International Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001; (iii) Investor has complied with the United States Bank Secrecy Act, the United States International Money Laundering Control Act of 1986 and/or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 and Seller=s business is not derived from, or related to, any activity that is deemed criminal under United States law. WindsorTech shall promptly notify the Company if any of these representations ceases to be true and accurate regarding WindsorTech. WindsorTech agrees to provide the Company any additional information regarding WindsorTech that the Company deems necessary or convenient to ensure compliance with all applicable laws concerning money laundering and similar activities. The parties understand and agree that if at any time it is discovered that any of the foregoing representations are incorrect, or if otherwise required by applicable law or regulation related to money laundering similar activities, the parties may undertake appropriate actions to ensure compliance with applicable law or regulation. The Parties understand that either may release information about the other and, if applicable, any underlying beneficial owners, to proper authorities, in their ~~its~~ sole discretion, they determine that it is in the best interests in light of relevant rules and regulations under the laws set forth in this section.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

ARTICLE VIII

CONDITIONS PRECEDENT TO THE COMPANY’S OBLIGATIONS

The obligation of the Company to consummate the transactions contemplated hereby shall be subject to the fulfillment, on or prior to Closing Date, of the following conditions:

8.1 No Termination. This Agreement shall not have been terminated pursuant to Article X hereof.

8.2 Representations True and Correct. The representations and warranties of the Investors contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on as of the Closing Date.

8.3 Compliance with Covenants. The Investors shall have performed and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed or complied by it prior to or at the Closing Date.

8.4 No Adverse Proceedings. On the Closing Date, no action or proceeding shall be pending by any public authority or individual or entity before any court or administrative body to restrain, enjoin, or otherwise prevent the consummation of this Agreement or the transactions contemplated hereby or to recover any damages or obtain other relief as a result of the transactions proposed hereby.

ARTICLE IX

CONDITIONS PRECEDENT TO INVESTOR’S OBLIGATIONS

The obligation of the Investors to consummate the transactions contemplated hereby shall be subject to the fulfillment, on or prior to Closing Date unless specified otherwise, of the following conditions:

9.1 No Termination. This Agreement shall not have been terminated pursuant to Article X hereof.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

9.2 Representations True and Correct. To the best of WindsorTech’s knowledge, the representations and warranties of WindsorTech contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on as of the Closing Date.

9.1 Compliance with Covenants . WindsorTech shall have performed and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed or complied by it prior to or at the Closing Date.

9.4 No Adverse Proceedings. On the Closing Date, no action or proceeding shall be pending by any public authority or individual or entity before any court or administrative body to restrain, enjoin, or otherwise prevent the consummation of this Agreement or the transactions contemplated hereby or to recover any damages or obtain other relief as a result of the transactions proposed hereby.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

10.1.1 by mutual written consent of the Investors and the Company;

10.1.2 by the Company upon a material breach of any representation, warranty, covenant or agreement on the part of the Investor set forth in this Agreement, or the Investor upon a material breach of any representation, warranty, covenant or agreement on the part of WindsorTech set forth in this Agreement, or if any representation or warranty of WindsorTech or the Investor, respectively, shall have become untrue, in either case such that any of the conditions set forth in Article VIII or Article IX hereof would not be satisfied (a "Terminating Breach"), and such breach shall, if capable of cure, not have been cured within five (5) days after receipt by the party in breach of a notice from the non-breaching party setting forth in detail the nature of such breach;

10.1.3 by either party prior to closing, if the Closing Date is after May 28, 2004.

10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Paragraph 10.1 hereof, there shall be no liability on the party of WindsorTech or the Investors or any of their respective officers, directors, agents or other representatives and all rights and obligations of any party hereto shall cease,.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

10.3 Amendment. This Agreement may be amended by the parties hereto any time prior to the Closing Date by an instrument in writing signed by the parties hereto.

10.3 Intentionally Omitted

ARTICLE XI

GENERAL PROVISIONS

11.1 Transaction Costs. Except as otherwise provided herein, each of the parties shall pay all of his or its costs and expenses (including attorney fees and other legal costs and expenses and accountants’ fees and other accounting costs and expenses) incurred by that party in connection with this Agreement.

11.2 Indemnification. Each Investor, severally and not jointly agrees to defend and hold the Company (following the Closing Date) and its officers and directors harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities or damages, including interest, penalties and reasonable attorney’s fees, that it shall incur or suffer, which arise out of, result from or relate to any breach of this Agreement by such Investor or failure by such Investors to perform with respect to any of its representations, warranties or covenants contained in this Agreement or in any exhibit or other instrument furnished or to be furnished under this Agreement. The Company agrees to defend and hold the Investor harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities or damages, including interest, penalties and reasonable attorney’s fees, that it shall incur or suffer, which arise out of, result from or relate to any breach of this Agreement or failure by the Company to perform with respect to any of its representations, warranties or covenants contained in this Agreement or in any exhibit or other instrument furnished or to be furnished under this Agreement.

11.3 Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.4 Entire Agreement. This Agreement (together with the Schedule, Exhibits, Warrants and documents referred to herein) constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

11.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (i) on the date they are delivered if delivered in person; (ii) on the date initially received if delivered by facsimile transmission followed by registered or certified mail confirmation or overnight courier service; (iii) on the date delivered by an overnight courier service; or (iv) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid as follows:

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

If to WindsorTech, Inc. :	WindsorTech, Inc.
70 Lake Drive
Hightstown, NJ 08520

With a copy to:
Burger, Trailor & Farmer, P.A.
1601 Forum Place, Suite 404
West Palm Beach, Florida 33401
Telephone Number: (561) 689-1663
Facsimile Number: (561) 689-1707

If to the Investors:	_____________________________
_____________________________

To the address listed on Schedule A herein or to the address provided to the Company by an Investor.

11.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

11.7 Binding Effect. All the terms and provisions of this Agreement whether so expressed or not, shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective administrators, executors, legal representatives, heirs, successors and assignees.

11.8 Preparation of Agreement. This Agreement shall not be construed more strongly against any party regardless of who is responsible for its preparation. The parties acknowledge each contributed and is equally responsible for its preparation.

11.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida , without giving effect to applicable principles of conflicts of law.

11.10 Jurisdiction. This Agreement shall be exclusively governed by and construed in accordance with the laws of the State of Florida . If any action is brought among the parties with respect to this Agreement or otherwise, by way of a claim or counterclaim, the parties agree that in any such action, and on all issues, the parties irrevocably waive their right to a trial by jury. Exclusive jurisdiction and venue for any such action shall be the State Courts of Florida . In the event suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys fees to be fixed by the arbitrator, trial court, and/or appellate court.

11.11 Preparation and Filing of Securities and Exchange Commission filings. Each Investor shall reasonably assist and cooperate with the Company in the preparation of all filings with the SEC after the Closing Date due after the Closing Date.

11.12 Further Assurances, Cooperation. Each party shall, upon reasonable request by the other party, execute and deliver any additional documents necessary or desirable to complete the transactions herein pursuant to and in the manner contemplated by this Agreement. The parties hereto agree to cooperate and use their respective best efforts to consummate the transactions contemplated by this Agreement.

11.13 Survival The representations, warranties, covenants and agreements made herein shall survive the Closing of the transaction contemplated hereby.

11.14 Third Parties  Except as disclosed in this Agreement, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties hereto and their respective administrators, executors, legal representatives, heirs, successors and assignees. Nothing in this Agreement is intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over or against any party to this Agreement.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

11.15 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall nay single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

11.16 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. A facsimile transmission of this signed Agreement shall be legal and binding on all parties hereto.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

IN WITNESS WHEREOF, the Investors and the Company have as of the date first written above executed this Agreement.

WindsorTech, Inc.

______________________

By: ___________________
Title:__________________

_____________________________	_______________________________
Print Name:	Print Name:
Entity (if appropriate): ____________	Entity (if appropriate):__________________
______________________________	______________________________
Title: (if appropriate):____________	Title: (if appropriate):__________________

_____________________________	_______________________________
Print Name:	Print Name:
Entity (if appropriate):____________	Entity (if appropriate):____________
______________________________	______________________________
Title: (if appropriate):____________	Title: (if appropriate):____________

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

Schedule A

NAME AND ADDRESS	AMOUNT OF INVESTMENT	NUMBER OF SHARES OF COMMON STOCK	NUMBER OF WARRANTS

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

Exhibit A

Form of Warrant

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

Exhibit B

Registration Rights Agreement
STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

ADDENDUM TO STOCK PURCHASE AGREEMENT

This ADDENDUM TO STOCK PURCHASE AGREEMENT (the "Agreement") is made and entered into as of the   day of June, 2004 by and among WindsorTech, Inc., a corporation organized and existing under the laws of the State of Delaware (“WindsorTech ” or the “Company”), and certain investors, (hereinafter referred to collectively as “Investor” or “Investors”) as listed on Schedule A herein (each agreement with an Investor being deemed a separate and independent agreement between the Company and such Investor).

WHEREAS, the parties desire to modify certain of the provisions of the Stock Purchase Agreement made between them as of May 18, 2004;

 NOW THEREFORE, in consideration of the mutual covenants and premises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby conclusively acknowledged, the parties hereto, intending to be legally bound agree as follows:

1.  Paragraph 6.11 of the STOCK PURCHASE AGREEMENT dated as of May 18, 2004 shall be amended to read as follows:

   Insider Selling: The earliest any “insiders” can start selling their shares shall be one year from closing. Except that any “insider” may dispose of shares provided the stock price at the time of disposition is at least: $3.40 per share for disposition of up to 100,000 shares per “insider” and thereafter said stock price is at least at $4.80 per share for disposition of up to 100,000 shares per “insider”. There shall be no further “lock-up” on any insider disposition if the stock price shall at any time reach $6.00 per share. The Company and investor acknowledge and agree that the Investor is not an “insider” as such term is used herein.

2.   Paragraph 7.4 of the Stock Purchase Agreement dated as of May 18, 2004 shall be amended to read as follows:

  Patriot Act: WindsorTech and Investor certify that they have not been designated, and  are not owned or controlled, by a “suspected terrorist” as defined in Executive Order 13224. The parties seek to comply with all applicable laws concerning money laundering and related activities. In furtherance of those efforts, Investor hereby represents, warrants and agrees that: (i) none of the cash or property that Investor will use to purchase the Shares has been or shall be derived from, or related to, any activity that is deemed criminal under United States law; (ii) no disbursement by Investor to WindsorTech, to the extent within Investor’s control, shall cause any party to be in violation of the United States Bank Secrecy Act, the United States International Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001; (iii) Investor has complied with the United States Bank Secrecy Act, the United States International Money Laundering Control Act of 1986 and/or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 and Investor’s Seller’s business is not derived from, or related to, any activity that is deemed criminal under United States law. Investor shall promptly notify WindsorTech if any of these representations ceases to be true and accurate regarding Investor. WindsorTech agrees to provide the Investor any additional information regarding WindsorTech that the Investor deems necessary or convenient to ensure compliance with all applicable laws concerning money laundering and similar activities. The parties understand and agree that if at any time it is discovered that any of the foregoing representations are incorrect, or if otherwise required by applicable law or regulation related to money laundering similar activities, the parties may undertake appropriate actions to ensure compliance with applicable law or regulation. The Parties understand that either may release information about the other and, if applicable, any underlying beneficial owners, to proper authorities, if, in their sole discretion, they determine that it is in the best interests in light of relevant rules and regulations under the laws set forth in this section.

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS
PAGE 1OF 2

3. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. A facsimile transmission of this signed Agreement shall be legal and binding on all parties hereto and shall serve as an original.

4. Unless otherwise modified by the terms and conditions of this Addendum to Stock Purchase Agreement, the Stock Purchase Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the Investors and the Company have as of the date first written above executed this Agreement.

WindsorTech, Inc.

______________________

By: ___________________
Title:__________________

Investor

________________________________

STOCK PURCHASE AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into as of the 18th day of May, 2004 by and among WindsorTech, Inc, ., a corporation organized and existing under the laws of the State of Delaware (“WindsorTech” or the “Company”), and certain investors, (hereinafter referred to collectively as “Investor” or “Investors”) as identified herein (each agreement with an Investor being deemed a separate and independent agreement between the Company and such Investor). Unless defined otherwise, capitalized terms herein shall have the identical meaning as in the Stock Purchase Agreement.

PRELIMINARY STATEMENT

WHEREAS, pursuant to the Stock Purchase Agreement, of even date herewith, by and among WindsorTech and the Investors, as part of the consideration, Investors shall receive Shares of WindsorTech; and

WHEREAS, the ability of the Investors to sell their shares of Common Stock is subject to certain restrictions under the 1933 Act; and

WHEREAS, as a condition to the Stock Purchase Agreement, WindsorTechhas agreed to provide the Investors with a mechanism that will permit such Investors, subject to a market stand-off agreement, to sell their Shares of Common Stock in the future.

  NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements, and subject to the terms and conditions herein contained, the parties hereto hereby agree as follows:

ARTICLE I

INCORPORATION BY REFERENCE, SUPERSEDER

1.1 Incorporation by Reference. The foregoing recitals, Schedule A and the Exhibits attached hereto and referred to herein, are hereby acknowledged to be true and accurate, and are incorporated herein by this reference.

1.2 Superseder. This Agreement is entered as part and parcel of a series of agreements between the Company and the Investors. Such agreements shall be read consistent and not in conflict with each other. To the extent any person is deemed involved, it shall be interpreted to be enforceable the fullest extent permitted by law. A copy of this Agreement shall be filed at the Company’s principal office.

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

ARTICLE II

DEMAND REGISTRATION RIGHTS

2.1 "Registrable Shares" means and includes the Shares of WindsorTechissued to the Investors pursuant to the Stock Purchase Agreement. As to any particular Registrable Shares, such securities will cease to be Registrable Shares when (a) they have been effectively registered under the 1933 Act and disposed of in accordance with the registration statement covering them, (b) they are or may be freely traded without registration pursuant to Rule 144 under the 1933 Act (or any similar provisions that are then in effect), or (c) they have been otherwise transferred and new certificates for them not bearing a restrictive legend have been issued by WindsorTech and WindsorTech shall not have "stop transfer" instructions against them. "Shares" shall mean, collectively, the shares of Common Stock of the Company being issued pursuant to the Stock Purchase Agreement and those shares of Common Stock issuable to the Investor upon exercise of the Warrants being issued pursuant to the Stock Purchase Agreement.

2.2 Registration of Registrable Securities. The Company shall prepare and file within thirty (30) days following the date hereof (the "Filing Date") a registration statement (the "Registration Statement") covering the resale of the Registrable Securities. The Company shall use its best efforts to cause the Registration Statement to be declared effective by the SEC on the earlier of (i) 120 days following the Closing Date with respect to the Registration Statement, (ii) ten (10) days following the receipt of a "No Review" or similar letter from the SEC or (iii) the first day following the day the SEC determines the Registration Statement eligible to be declared effective (the "Required Effectiveness Date"). Nothing contained herein shall be deemed to limit the number of Registrable Securities to be registered by the Company hereunder. As a result, should the Registration Statement not relate to the maximum number of Registrable Securities acquired by (or potentially acquirable by) the holders of the Shares of WindsorTech issued to the Investors pursuant to the Stock Purchase Agreement, the Company shall be required to promptly file a separate registration statement (utilizing Rule 462 promulgated under the Exchange Act, where applicable) relating to such Registrable Securities which then remain unregistered. The provisions of this Agreement shall relate to any such separate registration statement as if it were an amendment to the Registration Statement.

2.3 Demand Registration. Subject to the limitations of Section 2.2, at any time, holders of the majority of the Shares as of the date of the Stock Purchase Agreement may request the registration, once and only once, under the 1933 Act of all or part of the Registrable Shares then outstanding (a "Demand Registration"). Subject to the conditions of Section 3, the Company shall use its best efforts to file such registration statement under the 1933 Act as promptly as practicable after the date any such request is received by the Company and to cause such registration statement to be declared effective. The Company shall notify the Investors promptly when any such registration statement has been declared effective. If more than 80 percent of the Shares as of the date of the Stock Purchase Agreement have been registered or sold, this provision shall expire.

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

2.4 Registration Statement Form. Registrations under Section 2.2 and Section 2.3 shall be on Form SB-2 or such other appropriate registration form of the SEC as shall permit the disposition of such Registrable Securities in accordance with the intended method or methods of disposition specified in the Registration Statement; provided, however, such intended method of disposition shall not include an underwritten offering of the Registrable Securities.

2.5 Expenses. The Company will pay all Registration expenses in connection with any registration required by under Sections 2.2 and Section 2.3 herein.

2.6 Effective Registration Statement. A registration requested pursuant to Sections 2.2 and Section 2.3 shall not be deemed to have been effected (i) unless a registration statement with respect thereto has become effective within the time period specified herein, provided that a registration which does not become effective after the Company filed a registration statement with respect thereto solely by reason of the refusal to proceed of any holder of Registrable Securities (other than a refusal to proceed based upon the advice of counsel in the form of a letter signed by such counsel and provided to the Company relating to a disclosure matter unrelated to such holder) shall be deemed to have been effected by the Company unless the holders of the Registrable Securities shall have elected to pay all Registration Expenses in connection with such registration, (ii) if, after it has become effective, such registration becomes subject to any stop order, injunction or other order or extraordinary requirement of the SEC or other governmental agency or court for any reason or (iii) if, after it has become effective, such registration ceases to be effective for more than the allowable Black-Out Periods (as defined herein).

2.7 Plan Of Distribution. The Company hereby agrees that the Registration Statement shall include a plan of distribution section reasonably acceptable to the Holder; provided, however, such plan of distribution section shall be modified by the Company so as to not provide for the disposition of the Registrable Securities on the basis of an underwritten offering.

2.8 Liquidated Damages. Subject to diligent efforts to comply with applicable laws, rules and/or regulations for which the following time period shall be extended if, after five (5) months from the date hereof, in the event the Company does not register the Registrable Securities pursuant to the requirements of Section 2.2 herein, or if the Registration Statement filed pursuant to Section 2.2 herein is not declared effective, or if the Registrable Securities are registered pursuant to an effective Registration Statement and such Registration Statement or other Registration Statement including the Registrable Securities is not effective in the period from five months from the date hereof through two years following the date hereof, the Company shall, for each such day, pay the Purchaser, as liquidated damages and not as a penalty, an amount equal to  30% of the Purchase Price per annum; and for any such day, such payment shall be made no later than the first business day of the calendar month next succeeding the month in which such day occurs. In addition, if the Company has not filed a registration statement within the thirty day period after closing as specified in 2.2, the Company shall, for each such day after thirty days from closing and until the filing of a registration statement, pay the Purchaser, as liquidated damages and not as a penalty, an amount equal to thirty percent (30%)of the Purchase Price per annum; and for any such day, such payment shall be made no later than the first business day of the calendar month next succeeding the month in which such day occurs.

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

The parties agree that the only damages payable for a violation of the terms of this Agreement with respect to which liquidated damages are expressly provided shall be such liquidated damages. Nothing shall preclude the Purchaser from pursuing or obtaining specific performance or other equitable relief with respect to this Agreement.

The parties hereto agree that the liquidated damages provided for in this Section 2.8 constitute a reasonable estimate of the damages that may be incurred by the Purchaser by reason of the failure of the Registration Statement to be filed or declared effective in accordance with the provisions hereof.

The obligation of the Company terminates when the holder of shares of Registrable Securities no longer holds more than twenty percent (20%) of their shares of Registrable Securities.

The penalties of this provision shall not be cumulative with those of the Stock Purchase Agreement of even date herewith.

ARTICLE III

INCIDENTAL REGISTRATION RIGHTS

3.1 Right To Include (“Piggy-Back”) Registrable Securities.  Provided that the Registrable Securities have not been registered, if at any time after the date hereof but before the second anniversary of the date hereof, the Company proposes to register any of its securities under the 1933 Act (other than by a registration in connection with an acquisition in a manner which would not permit registration of Registrable Securities for sale to the public, on Form S-8, or any successor form thereto, on Form S-4, or any successor form thereto and other than pursuant to Section 2), on an underwritten basis (either best-efforts or firm-commitment), then, the Company will each such time give prompt written notice to all holders of Registrable Securities of its intention to do so and of such holders of Registrable Securities' rights under this Section 3.1. Upon the written request of any such holders of Registrable Securities made within ten (10) days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such holders of Registrable Securities and the intended method of disposition thereof), the Company will, subject to the terms of this Agreement, use its commercially reasonable best efforts to effect the registration under the 1933 Act of the Registrable Securities, to the extent requisite to permit the disposition (in accordance with the intended methods thereof as aforesaid) of such Registrable Securities so to be registered, by inclusion of such Registrable Securities in the registration statement which covers the securities which the Company proposes to register, provided that if, at any time after written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason either not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each holders of Registrable Securities and, thereupon, (i) in the case of a determination not to register, shall be relieved of this obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of any holder or holders of Registrable Securities entitled to do so to request that such registration be effected as a registration under Section 2, and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities. No registration effected under this Section 3.1 shall relieve the Company of its obligation to effect any registration upon request under Section 2. The Company will pay all Registration Expenses in connection with each registration of Registrable Securities requested pursuant to this Section 3.1. The right provided the Holders of the Registrable Securities pursuant to this Section shall be exercisable at their sole discretion and will in no way limit any of the Company's obligations to pay the Securities according to their terms.

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

3.2 Priority In Incidental Registrations. If the managing underwriter of the underwritten offering contemplated by this Section 3 shall inform the Company and holders of the Registrable Securities requesting such registration by letter of its belief that the number of securities requested to be included in such registration exceeds the number which can be sold in such offering, then the Company will include in such registration, to the extent of the number which the Company is so advised can be sold in such offering, (i) first securities proposed by the Company to be sold for its own account, and (ii) second Registrable Securities and (iii) securities of other selling security holders requested to be included in such registration.

ARTICLE IV

REGISTRATION PROCEDURES

4.1 REGISTRATION PROCEDURES. If and whenever the Company is required to effect the registration of any Registrable Securities under the 1933 Act as provided in Section 2.2 and, as applicable, 2.3, the Company shall, as expeditiously as possible:

(i) prepare and file with the SEC the Registration Statement, or amendments thereto, to effect such registration (including such audited financial statements as may be required by the 1933 Act or the rules and regulations promulgated thereunder) and thereafter use its commercially reasonable best efforts to cause such registration statement to be declared effective by the SEC, as soon as practicable, but in any event no later than the Required Effectiveness Date (with respect to a registration pursuant to Section 2.2); provided, however, that before filing such registration statement or any amendments thereto, the Company will furnish to the counsel selected by the holders of Registrable Securities which are to be included in such registration, copies of all such documents proposed to be filed;

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

(ii) with respect to any registration statement pursuant to Section 2.2 or Section 2.3, prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities covered by such registration statement until the earlier to occur of thirty six (36) months after the date of this Agreement (subject to the right of the Company to suspend the effectiveness thereof for not more than 10 consecutive Trading Days or an aggregate of 20 Trading Days during each year (each a "Black-Out Period")) or such time as all of the securities which are the subject of such registration statement cease to be Registrable Securities (such period, in each case, the "Registration Maintenance Period");

(iii) furnish to each holder of Registrable Securities covered by such registration statement such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the 1933 Act, in conformity with the requirements of the 1933 Act, and such other documents, as such holder of Registrable Securities and underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such holder of Registrable Securities;

(iv) use its commercially reasonable best efforts to register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities laws or blue sky laws as any holder of Registrable Securities thereof shall reasonably request, to keep such registrations or qualifications in effect for so long as such registration statement remains in effect, and take any other action which may be reasonably necessary to enable such holder of Registrable Securities to consummate the disposition in such jurisdictions of the securities owned by such holder of Registrable Securities, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subdivision (iv) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

(v) use its commercially reasonable best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the holder of Registrable Securities thereof to consummate the disposition of such Registrable Securities;

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

(vi) furnish to each holder of Registrable Securities a signed counterpart, addressed to such holder of Registrable Securities, and the underwriters, if any, of an opinion of counsel for the Company, dated the effective date of such registration statement (or, if such registration includes an underwritten public offering, an opinion dated the date of the closing under the underwriting agreement), reasonably satisfactory in form and substance to such holder of Registrable Securities) including that the prospectus and any prospectus supplement forming a part of the Registration Statement does not contain an untrue statement of a material fact or omits a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and

(vii) notify the Investor and its counsel promptly and confirm such advice in writing promptly after the Company has knowledge thereof:

(A) when the Registration Statement, the prospectus or any prospectus supplement related thereto or post-effective amendment to the Registration Statement has been filed, and, with respect to the Registration Statement or any post-effective amendment thereto, when the same has become effective;

(B) of any request by the SEC for amendments or supplements to the Registration Statement or the prospectus or for additional information;

(C) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings by any Person for that purpose; and

(D) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation or threat of any proceeding for such purpose;

(viii) notify each holder of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the 1933 Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material facts required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and at the request of any such holder of Registrable Securities promptly prepare and furnish to such holder of Registrable Securities a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

(ix) use its best efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible moment;

(x) otherwise use its commercially reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act and Rule 158 thereunder;

(xi) enter into such agreements and take such other actions as the Investors shall reasonably request in writing (at the expense of the requesting or benefiting Investors) in order to expedite or facilitate the disposition of such Registrable Securities; and

(xii) use its commercially reasonable best efforts to list all Registrable Securities covered by such registration statement on any securities exchange on which any of the Registrable Securities are then listed.

The Company may require each holder of Registrable Securities as to which any registration is being effected to furnish the Company such information regarding such holder of Registrable Securities and the distribution of such securities as the Company may from time to time reasonably request in writing.

4.2 The Company will not file any registration statement pursuant to Section 2.2 or Section 2.3, or amendment thereto or any prospectus or any supplement thereto to which the Investors shall reasonably object, provided that the Company may file such documents in a form required by law or upon the advice of its counsel.

4.3 The Company represents and warrants to each holder of Registrable Securities that it has obtained all necessary waivers, consents and authorizations necessary to execute this Agreement and consummate the transactions contemplated hereby other than such waivers, consents and/or authorizations specifically contemplated by the Stock Purchase Agreement.

4.4 Each holder of Registrable Securities agrees that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in subdivision (viii) of Section 4.1, such Holder will forthwith discontinue such holder of Registrable Securities’ disposition of Registrable Securities pursuant to the Registration Statement relating to such Registrable Securities until such holder of Registrable Securities’ receipt of the copies of the supplemented or amended prospectus contemplated by subdivision (viii) of Section 4.1 and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such Holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

ARTICLE V

UNDERWRITTEN OFFERINGS

5.1 Incidental Underwritten Offerings. If the Company at any time proposes to register any of its securities under the 1933 Act as contemplated by Section 3.1 and such securities are to be distributed by or through one or more underwriters, the Company will, if requested by any holder of Registrable Securities as provided in Section 3.1 and subject to the provisions of Section 3.2, use its commercially reasonable best efforts to arrange for such underwriters to include all the Registrable Securities to be offered and sold by such holder among the securities to be distributed by such underwriters.

5.2 Participation In Underwritten Offerings. No holder of Registrable Securities may participate in any underwritten offering under Section 3.1 unless such holder of Registrable Securities (i) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved, subject to the terms and conditions hereof, by the holders of a majority of Registrable Securities to be included in such underwritten offering and (ii) completes and executes all questionnaires, indemnities, underwriting agreements and other documents (other than powers of attorney) required under the terms of such underwriting arrangements. Notwithstanding the foregoing, no underwriting agreement (or other agreement in connection with such offering) shall require any holder of Registrable Securities to make a representation or warranty to or agreements with the Company or the underwriters other than representations and warranties contained in a writing furnished by such holder of Registrable Securities expressly for use in the related registration statement or representations, warranties or agreements regarding such holder of Registrable Securities, such holder's Registrable Securities and such holder's intended method of distribution and any other representation required by law.

5.3 Preparation; Reasonable Investigation. In connection with the preparation and filing of each registration statement under the 1933 Act pursuant to this Agreement, the Company will give the holders of Registrable Securities registered under such registration statement, and their respective counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the reasonable opinion of such holders' and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the 1933 Act.

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification by the Company. In the event of any registration of any securities of the Company under the 1933 Act, the Company will, and hereby does agree to indemnify and hold harmless the holder of any Registrable Securities covered by such registration statement, its directors and officers, each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such holder or any such underwriter within the meaning of the 1933 Act against any losses, claims, damages or liabilities, joint or several, to which such holder or any such director or officer or underwriter or controlling person may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the 1933 Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such holder and each such director, officer, underwriter and controlling person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding, provided that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability, (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by such holder or underwriter stating that it is for use in the preparation thereof and, provided further that the Company shall not be liable to any Person who participates as an underwriter in the offering or sale of Registrable Securities or to any other Person, if any, who controls such underwriter within the meaning of the 1933 Act, in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such Person's failure to send or give a copy of the final prospectus, as the same may be then supplemented or amended, within the time required by the 1933 Act to the Person asserting the existence of an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such final prospectus or an amendment or supplement thereto. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such holder or any such director, officer, underwriter or controlling person and shall survive the transfer of such securities by such holder. Provided however that such indemnity is limited to the total initial payment paid by any Investor for its Units.

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

6.2 Indemnification by the Investors. The Company may require, as a condition to including any Registrable Securities in any registration statement filed pursuant to this Agreement, that the Company shall have received an undertaking satisfactory to it from the prospective holder of such Registrable Securities, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 6.1) the Company, each director of the Company, each officer of the Company and each other Person, if any, who controls the Company within the meaning of the 1933 Act, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such holder of Registrable Securities specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Any such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of such securities by such Investor.

6.3 Notices Of Claims, Etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in Sections 6.1 and Section 6.2, such indemnified party will, if claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under Sections 6.1 and Section 6.2, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that the indemnifying party may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement of any such action which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability, or a covenant not to sue, in respect to such claim or litigation. No indemnified party shall consent to entry of any judgment or enter into any settlement of any such action the defense of which has been assumed by an indemnifying party without the consent of such indemnifying party.

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

6.4 Other Indemnification. Indemnification similar to that specified in Sections 6.1 and Section 6.2 (with appropriate modifications) shall be given by the Company and each holder of Registrable Securities (but only if and to the extent required pursuant to the terms herein) with respect to any required registration or other qualification of securities under any Federal or state law or regulation of any governmental authority, other than the 1933 Act.

6.5 Indemnification Payments. The indemnification required by Sections 6.1 and Section 6.2 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

6.6 Contribution. If the indemnification provided for in Sections 6.1 and Section 6.2 is unavailable to an indemnified party in respect of any expense, loss, claim, damage or liability referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such expense, loss, claim, damage or liability (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the holder of Registrable Securities or underwriter, as the case may be, on the other from the distribution of the Registrable Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the holder of Registrable Securities or underwriter, as the case may be, on the other in connection with the statements or omissions which resulted in such expense, loss, damage or liability, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the holder of Registrable Securities or underwriter, as the case may be, on the other in connection with the distribution of the Registrable Securities shall be deemed to be in the same proportion as the total net proceeds received by the Company from the initial sale of the Registrable Securities by the Company to the purchasers bear to the gain, if any, realized by all selling holders participating in such offering or the underwriting discounts and commissions received by the underwriter, as the case may be. The relative fault of the Company on the one hand and of the holder of Registrable Securities or underwriter, as the case may be, on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission to state a material fact relates to information supplied by the Company, by the holder of Registrable Securities or by the underwriter and the parties' relative intent, knowledge, access to information supplied by the Company, by the holder of Registrable Securities or by the underwriter and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission, provided that the foregoing contribution agreement shall not inure to the benefit of any indemnified party if indemnification would be unavailable to such indemnified party by reason of the provisions contained herein, and in no event shall the obligation of any indemnifying party to contribute under this Section 6.6 exceed the amount that such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for hereunder had been available under the circumstances.

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

The Company and the holders of Registrable Securities agree that it would not be just and equitable if contribution pursuant to this Section 6.6 were determined by pro rata allocation (even if the holders of Registrable Securities and any underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth herein, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.

Notwithstanding the provisions of this Section 6.6, no holder of Registrable Securities or underwriter shall be required to contribute any amount in excess of the amount by which (i) in the case of any such holder, the net proceeds received by such holder from the sale of Registrable Securities or (ii) in the case of an underwriter, the total price at which the Registrable Securities purchased by it and distributed to the public were offered to the public exceeds, in any such case, the amount of any damages that such holder or underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE VII

RULE 144

7.1 Rule 144. The Company shall timely file the reports required to be filed by it under the 1933 Act and the 1934 Act (including but not limited to the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c) of Rule 144 adopted by the SEC under the 1933 Act) and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, will, upon the request of any holder of Registrable Securities, make publicly available other information) and will take such further action as any holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the 1933 Act within the limitation of the exemptions provided by (a) Rule 144 under the 1933 Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with the requirements of this Section 7.1.

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

ARTICLE VIII

MISCELLANEOUS

8.1 Amendments And Waivers. This Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the holder or holders of the sum of the 51% or more of the shares of (i) Registrable Securities issued at such time, plus (ii) Registrable Securities issuable upon exercise or conversion of the Securities then constituting derivative securities (if such Securities were not fully exchanged or converted in full as of the date such consent if sought). Each holder of any Registrable Securities at the time or thereafter outstanding shall be bound by any consent authorized by this Section 8.1, whether or not such Registrable Securities shall have been marked to indicate such consent.

8.2 Nominees For Beneficial Owners. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election, be treated as the holder of such Registrable Securities for purposes of any request or other action by any holder or holders of Registrable Securities pursuant to this Agreement or any determination of any number of percentage of shares of Registrable Securities held by a holder or holders of Registrable Securities contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership or such Registrable Securities.

8.3 Notices. Except as otherwise provided in this Agreement, all notices, requests and other communications to any Person provided for hereunder shall be in writing and shall be given to such Person (a) in the case of a party hereto other than the Company, addressed to such party in the manner set forth in the Stock Purchase Agreement or at such other address as such party shall have furnished to the Company in writing, or (b) in the case of any other holder of Registrable Securities, at the address that such holder shall have furnished to the Company in writing, or, until any such other holder so furnishes to the Company an address, then to and at the address of the last holder of such Registrable Securities who has furnished an address to the Company, or (c) in the case of the Company, at the address set forth on the signature page hereto, to the attention of its President, or at such other address, or to the attention of such other officer, as the Company shall have furnished to each holder of Registrable Securities at the time outstanding. Each such notice, request or other communication shall be effective (i) if given by mail, 72 hours after such communication is deposited in the mail with first class postage prepaid, addressed as aforesaid or (ii) if given by any other means (including, without limitation, by fax or air courier), when delivered at the address specified above, provided that any such notice, request or communication shall not be effective until received.

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

8.4 Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto. In addition, and whether or not any express assignment shall have been made, the provisions of this Agreement which are for the benefit of the parties hereto other than the Company shall also be for the benefit of and enforceable by any subsequent holder of any Registrable Securities. Each of the Holders of the Registrable Securities agrees, by accepting any portion of the Registrable Securities after the date hereof, to the provisions of this Agreement including, without limitation, appointment of the Investors' Representative to act on behalf of such Holder pursuant to the terms hereof which such actions shall be made in the good faith discretion of the Investors' Representative and be binding on all persons for all purposes.

8.5 Descriptive Headings. The descriptive headings of the several sections and paragraphs of this Agreement are inserted for reference only and shall not limit or otherwise affect the meaning hereof.

8.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida, without giving effect to applicable principles of conflicts of law.

8.7  Jurisdiction. This Agreement shall be exclusively governed by and construed in accordance with the laws of the State of Florida . If any action is brought among the parties with respect to this Agreement or otherwise, by way of a claim or counterclaim, the parties agree that in any such action, and on all issues, the parties irrevocably waive their right to a trial by jury. Exclusive jurisdiction and venue for any such action shall be the State Courts of Ohio. In the event suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys fees to be fixed by the arbitrator, trial court, and/or appellate court.

8.8 Entire Agreement. This Agreement embodies the entire agreement and understanding between the Company and each other party hereto relating to the subject matter hereof and supercedes all prior agreements and understandings relating to such subject matter.

8.9 Severability. If any provision of this Agreement, or the application of such provisions to any Person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

8.10 Binding Effect. All the terms and provisions of this Agreement whether so expressed or not, shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective administrators, executors, legal representatives, heirs, successors and assignees.

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

8.11 Preparation of Agreement. This Agreement shall not be construed more strongly against any party regardless of who is responsible for its preparation. The parties acknowledge each contributed and is equally responsible for its preparation.

8.12 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall nay single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.13 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. A facsimile transmission of this signed Agreement shall be legal and binding on all parties hereto.

[SIGNATURES ON FOLLOWING PAGE]

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

IN WITNESS WHEREOF, the Investors and the Company have as of the date first written above executed this Agreement.

WindsorTech, Inc.

______________________

By: ___________________
Title:__________________

INVESTORS

_____________________________
Print Name:	Print Name:
Entity (if appropriate):____________	Entity(if appropriate):____________
______________________________	______________________________
Title: (if appropriate):____________	Title: (if appropriate):____________

_____________________________	______________________________
Print Name:	Print Name:
Entity (if appropriate):____________	Entity(if appropriate):____________
______________________________	______________________________
Title: (if appropriate):____________	Title: (if appropriate):____________

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

ADDENDUM TO REGISTRATION RIGHTS AGREEMENT

THIS ADDENDUM TO REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into as of the_______day of June, 2004 by and among WindsorTech, Inc, ., a corporation organized and existing under the laws of the State of Delaware (“WindsorTech” or the “Company”), and certain investors, (hereinafter referred to collectively as “Investor” or “Investors”) as listed on Attachment A herein (each agreement with an Investor being deemed a separate and independent agreement between the Company and such Investor). Unless defined otherwise, capitalized terms herein shall have the identical meaning as in the Stock Purchase Agreement.

WHEREAS, the parties desire to modify certain provisions of the Registration Rights Agreement made between them as of May 18, 2004;

  NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements, and subject to the terms and conditions herein contained, the parties hereto hereby agree as follows:

1.	Paragraph 2.8 of the Registration Rights Agreement dated as of May 18,2004 shall be amended as follows:

Liquidated Damages. If, after five (5) months from the date hereof, in the event the Company does not register the Registrable Securities pursuant to the requirements of Section 2.2 herein, or if the Registration Statement filed pursuant to Section 2.2 herein is not declared effective, or if the Registrable Securities are not registered pursuant to an effective Registration Statement and such Registration Statement or other Registration Statement including the Registrable Securities is not effective in the period from five months from the date hereof through two years following the date hereof, the Company shall, for each such day, pay the Purchaser, as liquidated damages and not as a penalty, an amount equal to  30% of the Purchase Price per annum; and for any such day, such payment shall be made no later than the first business day of the calendar month next succeeding the month in which such day occurs. In addition, if the Company has not filed a registration statement within the thirty day period after closing as specified in 2.2, the Company shall, for each such day after thirty days from closing and until the filing of a registration statement, pay the Purchaser, as liquidated damages and not as a penalty, an amount equal to thirty percent (30%)of the Purchase Price per annum; and for any such day, such payment shall be made no later than the first business day of the calendar month next succeeding the month in which such day occurs.

The parties agree that the only damages payable for a violation of the terms of this Agreement with respect to which liquidated damages are expressly provided shall be such liquidated damages. Nothing shall preclude the Purchaser from pursuing or obtaining specific performance or other equitable relief with respect to this Agreement. The parties hereto agree that the liquidated damages provided for in this Section 2.8 constitute a reasonable estimate of the damages that may be incurred by the Purchaser by reason of the failure of the Registration Statement to be filed or declared effective in accordance with the provisions hereof.

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

The obligation of the Company terminates when the holder of shares of Registrable Securities no longer holds more than twenty percent (20%) of their shares of Registrable Securities.

The penalties of this provision shall not be cumulative with those of the Stock Purchase Agreement of even date herewith. Purchaser shall be entitled to the highest applicable penalty, but, in no event, permitted to obtain cumulative penalties.

2. Counterparts. This Addendum may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. A facsimile transmission of this signed Agreement shall be legal and binding on all parties hereto and shall serve as an original.

3. Unless otherwise modified by the terms and conditions of this Addendum to Registration Rights Agreement, the Registration Rights Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the Investors and the Company have as of the date first written above executed this Agreement.

WindsorTech, Inc.

______________________

By: ___________________
Title:__________________

Investor

________________________________

REGISTRATION RIGHTS AGREEMENT BETWEEN
WindsorTech, Inc. . AND CERTAIN INVESTORS

THIS COMMON STOCK PURCHASE WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ACT, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING THIS COMMON STOCK PURCHASE WARRANT, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, OR (C) IF REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS. IN ADDITION, A SECURITIES PURCHASE AGREEMENT ("PURCHASE AGREEMENT"), DATED THE DATE HEREOF, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICE, CONTAINS CERTAIN ADDITIONAL AGREEMENTS AMONG THE PARTIES, INCLUDING, WITHOUT LIMITATION, PROVISIONS WHICH LIMIT THE EXERCISE RIGHTS OF THE HOLDER AND SPECIFY MANDATORY REDEMPTION OBLIGATIONS OF THE COMPANY.

---------------------------------------

WindsorTech, Inc.

COMMON STOCK PURCHASE WARRANT

Number of shares: Up to 83,400

Holder:   Guerrilla IRA Partners
237 Park Ave.
New York, NY 10017

Expiration Date: May 18, 2009

Exercise Price per Share: $1.50

WindsorTech, a company organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that, for value received, Guerrilla IRA Partners  , or its registered assigns (the “Warrant Holder”), is entitled, subject to the terms set forth below, to purchase from the Company

COMMON STOCK PURCHASE WARRANT

up to 41,700 shares (the “Warrant Shares”) of common stock, $0.001 par value (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at $1.50 (the “Exercise Price”), at any time and from time to time from and after the date thereof and through and including 5:00 p.m. New York City time on May 17, 2009 (the “Expiration Date”), and subject to the following terms and conditions:

1.  Registration of Warrant. The Company shall register this Warrant upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Warrant Holder hereof from time to time. The Company may deem and treat the registered Warrant Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or nay distribution to the Warrant Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

2.  Investment Representation. The Warrant Holder by accepting this Warrant represents that the Warrant Holder is acquiring this Warrant for its own account or the account of an affiliate for investment purposes and not with the view to any offering or distribution and that the Warrant Holder will not sell or otherwise dispose of this Warrant or the underlying Warrant Shares in violation of applicable securities laws. The Warrant Holder acknowledges that the certificates representing any Warrant Shares will bear a legend indicating that they have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be sold by the Warrant Holder except pursuant to an effective registration statement or pursuant to an exemption from registration requirements of the 1933 Act and in accordance with federal and state securities laws. If this Warrant was acquired by the Warrant Holder pursuant to the exemption from the registration requirements of the 1933 Act afforded by Regulation S thereunder, the Warrant Holder acknowledges and covenants that this Warrant may not be exercised by or on behalf of a Person during the one year distribution compliance period (as defined in Regulation S) following the date hereof. “Person” means an individual, partnership, firm, limited liability company, trust, joint venture, association, corporation, or any other legal entity.

3.  Validity of Warrant and Issue of Shares. The Company represents and warrants that this Warrant has been duly authorized and validly issued and warrants and agrees that all of Common Stock that may be issued upon the exercise of the rights represented by this Warrant will, when issued upon such exercise, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. The Company further warrants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of Common Stock to provide for the exercise of the rights represented by this Warrant.

COMMON STOCK PURCHASE WARRANT

4.	Registration of Transfers and Exchange of Warrants.

a. Subject to compliance with the legend set forth on the face of this Warrant, the Company shall register the transfer of any portion of this Warrant in the Warrant in the Warrant Register, upon surrender of this Warrant with the Form of Assignment attached hereto duly completed and signed, to the Company at the office specified in or pursuant to Section 9. Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the same form of this Warrant (any such new warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Warrant Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all of the rights and obligations of a Warrant Holder of a Warrant.

b. This Warrant is exchangeable, upon the surrender hereof by the Warrant Holder to the office of the Company specified in or pursuant to Section 9 for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

5.	Exercise of Warrants.

a. Upon surrender of this Warrant with the Form of Election to Purchase attached hereto duly completed and signed to the Company, at its address set forth in Section 9, and upon payment and delivery of the Exercise Price per Warrant Share multiplied by the number of Warrant Shares that the Warrant Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, to the Company, all as specified by the Warrant Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than 7 business days after the Date of Exercise [as defined herein]) issue or cause to be issued and cause to be delivered to or upon the written order of the Warrant Holder and in such name or names as the Warrant Holder may designate (subject to the restrictions on transfer described in the legend set forth on the face of this Warrant), a share certificate of Company common stock for the Warrant Shares issuable upon such exercise, with such restrictive legend as required by the 1933 Act. Any person so designated by the Warrant Holder to receive Warrant Shares shall be deemed to have become holder of record of such Warrant Shares as of the Date of Exercise of this Warrant.

b. A “Date of Exercise” means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the Warrant Holder to be purchased.

COMMON STOCK PURCHASE WARRANT

c. This Warrant shall be exercisable at any time and from time to time for such number of Warrant Shares as is indicated in the attached Form of Election To Purchase. If less than all of the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant utilizing this form of Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

d. (i) Notwithstanding anything contained herein to the contrary, the holder of this Warrant may, at its election exercised in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of shares of Common Stock determined according to the following formula (a “Cashless Exercise”):

Net Number = (A x (B - C))/B

(ii) For purposes of the foregoing formula:

A= the total number shares with respect to which this Warrant is then being exercised.

B= the last reported sale price (as reported by Bloomberg) of the Common Stock on immediately preceding the date of the Exercise Notice.

C= the Warrant Exercise Price then in effect at the time of such exercise.

(i). The holder of this Warrant agrees not to elect for a period of one (1) year a Cashless Exercise. The holder of this Warrant also agrees not to elect a Cashless Exercise so long as there is an effective registration statement for the shares underlying this Warrant.

Call by the Company. This Warrant contains a callable feature until May 17,  2005 requiring the automatic exercise if during the period commencing one year from the date of issuance of each Warrant at any closing public market price of the Company’s common stock is equal to or in excess of the callable price of $2.25 for a period of twenty (20) consecutive days and there is an effective Registration Statement covering the shares of Common Stock underlying this Warrant (“Automatic Exercise”) during such twenty (20) consecutive day period. Upon occurrence of the Automatic Exercise, the Company shall provide the Holder with notice of such Automatic Conversion (“Automatic Exercise Notice”). Upon receipt of the Automatic Exercise Notice, the Holder must (i) exercise, in whole , this Warrant within ten (10) days; or (ii) notify the Company of its intent to transfer this Warrant pursuant to Section 4 of this Warrant. In the event that the Holder elects to transfer this Warrant pursuant to  Section 4 of this Warrant, then the subsequent holder of this Warrant must exercise this  Warrant on or before the thirtieth (30) day after notification of intent to transfer this Warrant. In the event that this Warrant is exercised, the Holder must deliver to the Company at its office at 70 Lake Drive, Hightstown, NJ 08520, Attention: Ed Cummings; with a copy to Burger, Trailor & Farmer, P.A., 1601 Forum Place, Suite 404, West Palm Beach, Florida 33401 on or before 3:00 p.m., Eastern Time, on the required date, (i) Form of Election to Purchase properly executed and completed by Holder or an authorized officer thereof, (ii) a check payable to the order of the Company, in an amount equal to the product of the Exercise Price multiplied by the number of Warrant Shares specified in the Exercise Notice, and (iii) this Warrant. If the Holder does not exercise this Warrant within ten (10) days from receipt of the Automatic Exercise Notice or, in the event that this Warrant has been transferred pursuant to Section 4 of this Warrant, the subsequent holder of this Warrant does not exercise this Warrant within thirty (30) days after notification of intent to transfer this Warrant, then this Warrant will expire.

COMMON STOCK PURCHASE WARRANT

6.  Adjustment of Exercise Price and Number of Shares. The character of the shares of stock or other securities at the time issuable upon exercise of this Warrant and the Exercise Price therefor, are subject to adjustment upon the occurrence of the following events:

a. Adjustment for Stock Splits, Stock Dividends, Recapitalizations, Etc. The Exercise Price of this Warrant and the number of shares of Common Stock or other securities at the time issuable upon exercise of this Warrant shall be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization or other similar event affecting the number of outstanding shares of stock or securities.

b. Adjustment for Reorganization, Consolidation, Merger, Etc. In case of any consolidation or merger of the Company with or into any other corporation, entity or person, or any other corporate reorganization, in which the Company shall not be the continuing or surviving entity of such consolidation, merger or reorganization (any such transaction being hereinafter referred to as a "Reorganization"), then, in each case, the holder of this Warrant, on exercise hereof at any time after the consummation or effective date of such Reorganization (the "Effective Date"), shall receive, in lieu of the shares of stock or other securities at any time issuable upon the exercise of the Warrant issuable on such exercise prior to the Effective Date, the stock and other securities and property (including cash) to which such holder would have been entitled upon the Effective Date if such holder had exercised this Warrant immediately prior thereto (all subject to further adjustment as provided in this Warrant).

c. Certificate as to Adjustments. In case of any  adjustment or readjustment in the price or kind of securities issuable on the exercise of this Warrant, the Company will promptly give written notice thereof to the holder of this Warrant in the form of a certificate, certified and confirmed by the Board of Directors of the Company, setting forth such adjustment or readjustment and showing in reasonable detail the facts upon which such adjustment or readjustment is based.

COMMON STOCK PURCHASE WARRANT

  d. Adjustments due to certain EBITDA projections In the event the Company earns less than nineteen cents ($.19) per share EBITDA on a per share basis which calculation is based upon primary shares outstanding on December 31, 2004 as reported for the fiscal year ended December 31, 2004, (hereafter the “2004 EBITDA”), the warrant Exercise Price per Share shall be reduced proportionately by 0% if the 2004 EBITDA are nineteen cents ($.19) per share and by up to 99% if the 2004 EBITDA are less than $.001 per share. Likewise, the warrant price shall be proportionately increased as the 2004 EBITDA exceeds nineteen cents ($.19); the limit of said increase shall be two (2) times the Exercise Price per Share. . For example, if the Company earns seventeen point one cents ($.171) per share EBITDA, then the per share warrant exercise price shall be reduced by 10%. Likewise, if the Company earns twenty point nine cents ($.209) EBITDA per share than the warrant exercise price shall be increased by 10%. Any such reduction or increase shall be made at the time the December 31, 2004 financial results are reported and shall be made, starting from the exercise price of the warrants being exercised at that time, and shall be cumulative upon any other changes to the exercise price of the warrant that may already have been made.

7.  Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares that shall be issuable upon the exercise of this Warrant shall be computed on the basis of the aggregate number of Warrants Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

8.  Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (i) on the date they are delivered if delivered in person; (ii) on the date initially received if delivered by facsimile transmission followed by registered or certified mail confirmation; (iii) on the date delivered by an overnight courier service; or (iv) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid as follows:

If to the Company:

    WindsorTech, Inc.
70 Lake Drive
Hightstown, NJ 08520

COMMON STOCK PURCHASE WARRANT

With a copy to:

Alan M. Burger, Esq.
Burger, Trailor & Farmer, P.A.
1601 Forum Place, Suite 404
West Palm Beach, Florida 33401
Telephone Number: (561) 689-1663
Facsimile Number: (561) 689-1707

If to the Warrant Holder:
________________
      ________________
     ________________

9.	Miscellaneous.

a. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing and signed by the Company and the Warrant Holder.

b. Nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Warrant Holder any legal or equitable right, remedy or cause of action under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Warrant Holder.

c. This Warrant shall be governed by, construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof.

d. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

e. In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceablilty of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonably substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

f. The Warrant Holder shall not, by virtue hereof, be entitled to any voting or other rights of a shareholder of the Company, either at law or equity, and the rights of the Warrant Holder are limited to those expressed in this Warrant.

COMMON STOCK PURCHASE WARRANT

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by the authorized officer as of the date first above stated.

WindsorTech, Inc.

By: _____________________

Name: ___________________

Title: ____________________

COMMON STOCK PURCHASE WARRANT

FORM OF ELECTION TO PURCHASE

(To be executed by the Warrant Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant)

To: WindsorTech, Inc.
In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase ______________ shares of Common Stock (“Common Stock”), $0.001 par value, of WindsorTech, Inc. and encloses one warrant and $   for each Warrant Share being purchased or an aggregate of $________________ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the shares of Common Stock issuable upon this exercise be issued in the name of:

___________________________
___________________________
___________________________

(Please print name and address)

_________________________________
(Please insert Social Security or Tax Identification Number)

If the number of shares of Common Stock issuable upon this exercise shall not be all of the shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

________________________
________________________
________________________
(Please print name and address)

Dated: ________________               Name of Warrant Holder:

(Print) _________________________

(By:) __________________________

(Name:) ________________________

(Title:)_________________________

Signature must conform in all respects to name of Warrant Holder as specified on the face of the Warrant

COMMON STOCK PURCHASE WARRANT

THIS COMMON STOCK PURCHASE WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ACT, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING THIS COMMON STOCK PURCHASE WARRANT, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, OR (C) IF REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS. IN ADDITION, A SECURITIES PURCHASE AGREEMENT ("PURCHASE AGREEMENT"), DATED THE DATE HEREOF, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICE, CONTAINS CERTAIN ADDITIONAL AGREEMENTS AMONG THE PARTIES, INCLUDING, WITHOUT LIMITATION, PROVISIONS WHICH LIMIT THE EXERCISE RIGHTS OF THE HOLDER AND SPECIFY MANDATORY REDEMPTION OBLIGATIONS OF THE COMPANY.

---------------------------------------

WindsorTech, Inc.

COMMON STOCK PURCHASE WARRANT

Number of shares: Up to 716,600

Holder: Guerrilla Partners LP
237 Park Ave.
New York, NY 10017

Expiration Date: May 18, 2009
Exercise Price per Share: $1.50

WindsorTech, a company organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that, for value received,  Guerrilla Partners LP , or its registered assigns (the “Warrant Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to 358,300 shares (the “Warrant Shares”) of common stock, $0.001 par value (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at $1.50 (the “Exercise Price”), at any time and from time to time from and after the date thereof and through and including 5:00 p.m. New York City time on May 17, 2009 (the “Expiration Date”), and subject to the following terms and conditions:

COMMON STOCK PURCHASE WARRANT

1.  Registration of Warrant. The Company shall register this Warrant upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Warrant Holder hereof from time to time. The Company may deem and treat the registered Warrant Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or nay distribution to the Warrant Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

2.  Investment Representation. The Warrant Holder by accepting this Warrant represents that the Warrant Holder is acquiring this Warrant for its own account or the account of an affiliate for investment purposes and not with the view to any offering or distribution and that the Warrant Holder will not sell or otherwise dispose of this Warrant or the underlying Warrant Shares in violation of applicable securities laws. The Warrant Holder acknowledges that the certificates representing any Warrant Shares will bear a legend indicating that they have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be sold by the Warrant Holder except pursuant to an effective registration statement or pursuant to an exemption from registration requirements of the 1933 Act and in accordance with federal and state securities laws. If this Warrant was acquired by the Warrant Holder pursuant to the exemption from the registration requirements of the 1933 Act afforded by Regulation S thereunder, the Warrant Holder acknowledges and covenants that this Warrant may not be exercised by or on behalf of a Person during the one year distribution compliance period (as defined in Regulation S) following the date hereof. “Person” means an individual, partnership, firm, limited liability company, trust, joint venture, association, corporation, or any other legal entity.

3.  Validity of Warrant and Issue of Shares. The Company represents and warrants that this Warrant has been duly authorized and validly issued and warrants and agrees that all of Common Stock that may be issued upon the exercise of the rights represented by this Warrant will, when issued upon such exercise, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. The Company further warrants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of Common Stock to provide for the exercise of the rights represented by this Warrant.

COMMON STOCK PURCHASE WARRANT

4.	Registration of Transfers and Exchange of Warrants.

a. Subject to compliance with the legend set forth on the face of this Warrant, the Company shall register the transfer of any portion of this Warrant in the Warrant in the Warrant Register, upon surrender of this Warrant with the Form of Assignment attached hereto duly completed and signed, to the Company at the office specified in or pursuant to Section 9. Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the same form of this Warrant (any such new warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Warrant Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all of the rights and obligations of a Warrant Holder of a Warrant.

b. This Warrant is exchangeable, upon the surrender hereof by the Warrant Holder to the office of the Company specified in or pursuant to Section 9 for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

5.	Exercise of Warrants.

a. Upon surrender of this Warrant with the Form of Election to Purchase attached hereto duly completed and signed to the Company, at its address set forth in Section 9, and upon payment and delivery of the Exercise Price per Warrant Share multiplied by the number of Warrant Shares that the Warrant Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, to the Company, all as specified by the Warrant Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than 7 business days after the Date of Exercise [as defined herein]) issue or cause to be issued and cause to be delivered to or upon the written order of the Warrant Holder and in such name or names as the Warrant Holder may designate (subject to the restrictions on transfer described in the legend set forth on the face of this Warrant), a share certificate of Company common stock for the Warrant Shares issuable upon such exercise, with such restrictive legend as required by the 1933 Act. Any person so designated by the Warrant Holder to receive Warrant Shares shall be deemed to have become holder of record of such Warrant Shares as of the Date of Exercise of this Warrant.

b. A “Date of Exercise” means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the Warrant Holder to be purchased.

COMMON STOCK PURCHASE WARRANT

c. This Warrant shall be exercisable at any time and from time to time for such number of Warrant Shares as is indicated in the attached Form of Election To Purchase. If less than all of the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant utilizing this form of Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

d. (i) Notwithstanding anything contained herein to the contrary, the holder of this Warrant may, at its election exercised in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of shares of Common Stock determined according to the following formula (a “Cashless Exercise”):

Net Number = (A x (B - C))/B

(ii) For purposes of the foregoing formula:

A= the total number shares with respect to which this Warrant is then being exercised.

B= the last reported sale price (as reported by Bloomberg) of the Common Stock on immediately preceding the date of the Exercise Notice.

C= the Warrant Exercise Price then in effect at the time of such exercise.

(i). The holder of this Warrant agrees not to elect for a period of one (1) year a Cashless Exercise. The holder of this Warrant also agrees not to elect a Cashless Exercise so long as there is an effective registration statement for the shares underlying this Warrant.

Call by the Company. This Warrant contains a callable feature until May 17, 2005 requiring the automatic exercise if during the period commencing one year from the date of issuance of each Warrant at any closing public market price of the Company’s common stock is equal to or in excess of the callable price of $2.25 for a period of twenty (20) consecutive days and there is an effective Registration Statement covering the shares of Common Stock underlying this Warrant (“Automatic Exercise”) during such twenty (20) consecutive day period. Upon occurrence of the Automatic Exercise, the Company shall provide the Holder with notice of such Automatic Conversion (“Automatic Exercise Notice”). Upon receipt of the Automatic Exercise Notice, the Holder must (i) exercise, in whole , this Warrant within ten (10) days; or (ii) notify the Company of its intent to transfer this Warrant pursuant to Section 4 of this Warrant. In the event that the Holder elects to transfer this Warrant pursuant to Section 4 of this Warrant, then the subsequent holder of this Warrant must exercise this Warrant on or before the thirtieth (30) day after notification of intent to transfer this Warrant. In the event that this Warrant is exercised, the Holder must deliver to the Company at its office at 70 Lake Drive, Hightstown, NJ 08520, Attention: Ed Cummings; with a copy to Burger, Trailor & Farmer, P.A., 1601 Forum Place, Suite 404, West Palm Beach, Florida 33401 on or before 3:00 p.m., Eastern Time, on the required date, (i) Form of Election to Purchase properly executed and completed by Holder or an authorized officer thereof, (ii) a check payable to the order of the Company, in an amount equal to the product of the Exercise Price multiplied by the number of Warrant Shares specified in the Exercise Notice, and (iii) this Warrant. If the Holder does not exercise this Warrant within ten (10) days from receipt of the Automatic Exercise Notice or, in the event that this Warrant has been transferred pursuant to Section 4 of this Warrant, the subsequent holder of this Warrant does not exercise this Warrant within thirty (30) days after notification of intent to transfer this Warrant, then this Warrant will expire.

COMMON STOCK PURCHASE WARRANT

6.  Adjustment of Exercise Price and Number of Shares. The character of the shares of stock or other securities at the time issuable upon exercise of this Warrant and the Exercise Price therefor, are subject to adjustment upon the occurrence of the following events:

a. Adjustment for Stock Splits, Stock Dividends, Recapitalizations, Etc. The Exercise Price of this Warrant and the number of shares of Common Stock or other securities at the time issuable upon exercise of this Warrant shall be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization or other similar event affecting the number of outstanding shares of stock or securities.

b. Adjustment for Reorganization, Consolidation, Merger, Etc. In case of any consolidation or merger of the Company with or into any other corporation, entity or person, or any other corporate reorganization, in which the Company shall not be the continuing or surviving entity of such consolidation, merger or reorganization (any such transaction being hereinafter referred to as a "Reorganization"), then, in each case, the holder of this Warrant, on exercise hereof at any time after the consummation or effective date of such Reorganization (the "Effective Date"), shall receive, in lieu of the shares of stock or other securities at any time issuable upon the exercise of the Warrant issuable on such exercise prior to the Effective Date, the stock and other securities and property (including cash) to which such holder would have been entitled upon the Effective Date if such holder had exercised this Warrant immediately prior thereto (all subject to further adjustment as provided in this Warrant).

c. Certificate as to Adjustments. In case of any adjustment or readjustment in the price or kind of securities issuable on the exercise of this Warrant, the Company will promptly give written notice thereof to the holder of this Warrant in the form of a certificate, certified and confirmed by the Board of Directors of the Company, setting forth such adjustment or readjustment and showing in reasonable detail the facts upon which such adjustment or readjustment is based.

COMMON STOCK PURCHASE WARRANT

  d. Adjustments due to certain EBITDA projections In the event the Company earns less than nineteen cents ($.19) per share EBITDA on a per share basis which calculation is based upon primary shares outstanding on December 31, 2004 as reported for the fiscal year ended December 31, 2004, (hereafter the “2004 EBITDA”), the warrant Exercise Price per Share shall be reduced proportionately by 0% if the 2004 EBITDA are nineteen cents ($.19) per share and by up to 99% if the 2004 EBITDA are less than $.001 per share. Likewise, the warrant price shall be proportionately increased as the 2004 EBITDA exceeds nineteen cents ($.19); the limit of said increase shall be two (2) times the Exercise Price per Share. . For example, if the Company earns seventeen point one cents ($.171) per share EBITDA, then the per share warrant exercise price shall be reduced by 10%. Likewise, if the Company earns twenty point nine cents ($.209) EBITDA per share than the warrant exercise price shall be increased by 10%. Any such reduction or increase shall be made at the time the December 31, 2004 financial results are reported and shall be made, starting from the exercise price of the warrants being exercised at that time, and shall be cumulative upon any other changes to the exercise price of the warrant that may already have been made.

7.  Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares that shall be issuable upon the exercise of this Warrant shall be computed on the basis of the aggregate number of Warrants Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

8.  Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (i) on the date they are delivered if delivered in person; (ii) on the date initially received if delivered by facsimile transmission followed by registered or certified mail confirmation; (iii) on the date delivered by an overnight courier service; or (iv) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid as follows:

If to the Company:

   WindsorTech, Inc.
70 Lake Drive
Hightstown, NJ 08520

With a copy to:

COMMON STOCK PURCHASE WARRANT

Alan M. Burger, Esq.
Burger, Trailor & Farmer, P.A.
1601 Forum Place, Suite 404
West Palm Beach, Florida 33401
Telephone Number: (561) 689-1663
Facsimile Number: (561) 689-1707

If to the Warrant Holder:
__________________________
__________________________
__________________________

9.	Miscellaneous.

a. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing and signed by the Company and the Warrant Holder.

b. Nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Warrant Holder any legal or equitable right, remedy or cause of action under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Warrant Holder.

c. This Warrant shall be governed by, construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof.

d. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

e. In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceablilty of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonably substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

f. The Warrant Holder shall not, by virtue hereof, be entitled to any voting or other rights of a shareholder of the Company, either at law or equity, and the rights of the Warrant Holder are limited to those expressed in this Warrant.

COMMON STOCK PURCHASE WARRANT

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by the authorized officer as of the date first above stated.

WindsorTech, Inc.

By: ______________________

Name: ____________________

Title: ____________________

COMMON STOCK PURCHASE WARRANT

FORM OF ELECTION TO PURCHASE

(To be executed by the Warrant Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant)

To: WindsorTech, Inc.
In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase ______________ shares of Common Stock (“Common Stock”), $0.001 par value, of WindsorTech, Inc. and encloses one warrant and $   for each Warrant Share being purchased or an aggregate of $________________ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the shares of Common Stock issuable upon this exercise be issued in the name of:

__________________________
__________________________
__________________________
(Please print name and address)

______________________________
(Please insert Social Security or Tax Identification Number)

If the number of shares of Common Stock issuable upon this exercise shall not be all of the shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

_________________________
_________________________
_________________________
(Please print name and address)

Dated: ___________________    Name of Warrant Holder:

(Print) _____________________

(By:) ______________________

(Name:) _____________________

(Title:)______________________

Signature must conform in all respects to name of  Warrant Holder as specified on the face of the Warrant

COMMON STOCK PURCHASE WARRANT

THIS COMMON STOCK PURCHASE WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ACT, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING THIS COMMON STOCK PURCHASE WARRANT, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, OR (C) IF REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS. IN ADDITION, A SECURITIES PURCHASE AGREEMENT ("PURCHASE AGREEMENT"), DATED THE DATE HEREOF, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICE, CONTAINS CERTAIN ADDITIONAL AGREEMENTS AMONG THE PARTIES, INCLUDING, WITHOUT LIMITATION, PROVISIONS WHICH LIMIT THE EXERCISE RIGHTS OF THE HOLDER AND SPECIFY MANDATORY REDEMPTION OBLIGATIONS OF THE COMPANY.

---------------------------------------

WindsorTech, Inc.

COMMON STOCK PURCHASE WARRANT

Number of shares: Up to 116,600

Holder: Odin Partners LP
237 Park Avenue Suite 900
New York, NY 10017

Expiration Date: May 18, 2009

Exercise Price per Share: $1.50

WindsorTech, a company organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that, for value received,  Odin Partners LP  , or its registered assigns (the “Warrant Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to 58,300 shares (the “Warrant Shares”) of common stock, $0.001 par value (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at $1.50 (the “Exercise Price”), at any time and from time to time from and after the date thereof and through and including 5:00 p.m. New York City time on May 17, 2009 (the “Expiration Date”), and subject to the following terms and conditions:

COMMON STOCK PURCHASE WARRANT

1.  Registration of Warrant. The Company shall register this Warrant upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Warrant Holder hereof from time to time. The Company may deem and treat the registered Warrant Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or nay distribution to the Warrant Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

2.  Investment Representation. The Warrant Holder by accepting this Warrant represents that the Warrant Holder is acquiring this Warrant for its own account or the account of an affiliate for investment purposes and not with the view to any offering or distribution and that the Warrant Holder will not sell or otherwise dispose of this Warrant or the underlying Warrant Shares in violation of applicable securities laws. The Warrant Holder acknowledges that the certificates representing any Warrant Shares will bear a legend indicating that they have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be sold by the Warrant Holder except pursuant to an effective registration statement or pursuant to an exemption from registration requirements of the 1933 Act and in accordance with federal and state securities laws. If this Warrant was acquired by the Warrant Holder pursuant to the exemption from the registration requirements of the 1933 Act afforded by Regulation S thereunder, the Warrant Holder acknowledges and covenants that this Warrant may not be exercised by or on behalf of a Person during the one year distribution compliance period (as defined in Regulation S) following the date hereof. “Person” means an individual, partnership, firm, limited liability company, trust, joint venture, association, corporation, or any other legal entity.

3.  Validity of Warrant and Issue of Shares. The Company represents and warrants that this Warrant has been duly authorized and validly issued and warrants and agrees that all of Common Stock that may be issued upon the exercise of the rights represented by this Warrant will, when issued upon such exercise, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. The Company further warrants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of Common Stock to provide for the exercise of the rights represented by this Warrant.
COMMON STOCK PURCHASE WARRANT

4.	Registration of Transfers and Exchange of Warrants.

a. Subject to compliance with the legend set forth on the face of this Warrant, the Company shall register the transfer of any portion of this Warrant in the Warrant in the Warrant Register, upon surrender of this Warrant with the Form of Assignment attached hereto duly completed and signed, to the Company at the office specified in or pursuant to Section 9. Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the same form of this Warrant (any such new warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Warrant Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all of the rights and obligations of a Warrant Holder of a Warrant.

b. This Warrant is exchangeable, upon the surrender hereof by the Warrant Holder to the office of the Company specified in or pursuant to Section 9 for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

5.	Exercise of Warrants.

a. Upon surrender of this Warrant with the Form of Election to Purchase attached hereto duly completed and signed to the Company, at its address set forth in Section 9, and upon payment and delivery of the Exercise Price per Warrant Share multiplied by the number of Warrant Shares that the Warrant Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, to the Company, all as specified by the Warrant Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than 7 business days after the Date of Exercise [as defined herein]) issue or cause to be issued and cause to be delivered to or upon the written order of the Warrant Holder and in such name or names as the Warrant Holder may designate (subject to the restrictions on transfer described in the legend set forth on the face of this Warrant), a share certificate of Company common stock for the Warrant Shares issuable upon such exercise, with such restrictive legend as required by the 1933 Act. Any person so designated by the Warrant Holder to receive Warrant Shares shall be deemed to have become holder of record of such Warrant Shares as of the Date of Exercise of this Warrant.

b. A “Date of Exercise” means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the Warrant Holder to be purchased.

COMMON STOCK PURCHASE WARRANT

c. This Warrant shall be exercisable at any time and from time to time for such number of Warrant Shares as is indicated in the attached Form of Election To Purchase. If less than all of the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant utilizing this form of Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

d. (i) Notwithstanding anything contained herein to the contrary, the holder of this Warrant may, at its election exercised in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of shares of Common Stock determined according to the following formula (a “Cashless Exercise”):
Net Number = (A x (B - C))/B

(ii) For purposes of the foregoing formula:

A= the total number shares with respect to which this Warrant is then being exercised.

B= the last reported sale price (as reported by Bloomberg) of the Common Stock on immediately preceding the date of the Exercise Notice.

C= the Warrant Exercise Price then in effect at the time of such exercise.

(i). The holder of this Warrant agrees not to elect for a period of one (1) year a Cashless Exercise. The holder of this Warrant also agrees not to elect a Cashless Exercise so long as there is an effective registration statement for the shares underlying this Warrant.

Call by the Company. This Warrant contains a callable feature until May 17, 2005 requiring the automatic exercise if during the period commencing one year from the date of issuance of each Warrant at any closing public market price of the Company’s common stock is equal to or in excess of the callable price of $2.25 for a period of twenty (20) consecutive days and there is an effective Registration Statement covering the shares of Common Stock underlying this Warrant (“Automatic Exercise”) during such twenty (20) consecutive day period. Upon occurrence of the Automatic Exercise, the Company shall provide the Holder with notice of such Automatic Conversion (“Automatic Exercise Notice”). Upon receipt of the Automatic Exercise Notice, the Holder must (i) exercise, in whole , this Warrant within ten (10) days; or (ii) notify the Company of its intent to transfer this Warrant pursuant to Section 4 of this Warrant. In the event that the Holder elects to transfer this Warrant pursuant to Section 4 of this Warrant, then the subsequent holder of this Warrant must exercise this Warrant on or before the thirtieth (30) day after notification of intent to transfer this Warrant. In the event that this Warrant is exercised, the Holder must deliver to the Company at its office at 70 Lake Drive, Hightstown, NJ 08520, Attention: Ed Cummings; with a copy to Burger, Trailor & Farmer, P.A., 1601 Forum Place, Suite 404, West Palm Beach, Florida 33401 on or before 3:00 p.m., Eastern Time, on the required date, (i) Form of Election to Purchase properly executed and completed by Holder or an authorized officer thereof, (ii) a check payable to the order of the Company, in an amount equal to the product of the Exercise Price multiplied by the number of Warrant Shares specified in the Exercise Notice, and (iii) this Warrant. If the Holder does not exercise this Warrant within ten (10) days from receipt of the Automatic Exercise Notice or, in the event that this Warrant has been transferred pursuant to Section 4 of this Warrant, the subsequent holder of this Warrant does not exercise this Warrant within thirty (30) days after notification of intent to transfer this Warrant, then this Warrant will expire.

COMMON STOCK PURCHASE WARRANT

6.  Adjustment of Exercise Price and Number of Shares. The character of the shares of stock or other securities at the time issuable upon exercise of this Warrant and the Exercise Price therefor, are subject to adjustment upon the occurrence of the following events:

a. Adjustment for Stock Splits, Stock Dividends, Recapitalizations, Etc. The Exercise Price of this Warrant and the number of shares of Common Stock or other securities at the time issuable upon exercise of this Warrant shall be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization or other similar event affecting the number of outstanding shares of stock or securities.

b. Adjustment for Reorganization, Consolidation, Merger, Etc. In case of any consolidation or merger of the Company with or into any other corporation, entity or person, or any other corporate reorganization, in which the Company shall not be the continuing or surviving entity of such consolidation, merger or reorganization (any such transaction being hereinafter referred to as a "Reorganization"), then, in each case, the holder of this Warrant, on exercise hereof at any time after the consummation or effective date of such Reorganization (the "Effective Date"), shall receive, in lieu of the shares of stock or other securities at any time issuable upon the exercise of the Warrant issuable on such exercise prior to the Effective Date, the stock and other securities and property (including cash) to which such holder would have been entitled upon the Effective Date if such holder had exercised this Warrant immediately prior thereto (all subject to further adjustment as provided in this Warrant).

c. Certificate as to Adjustments. In case of any adjustment or readjustment in the price or kind of securities issuable on the exercise of this Warrant, the Company will promptly give written notice thereof to the holder of this Warrant in the form of a certificate, certified and confirmed by the Board of Directors of the Company, setting forth such adjustment or readjustment and showing in reasonable detail the facts upon which such adjustment or readjustment is based.

COMMON STOCK PURCHASE WARRANT

  d. Adjustments due to certain EBITDA projections In the event the Company earns less than nineteen cents ($.19) per share EBITDA on a per share basis which calculation is based upon primary shares outstanding on December 31, 2004 as reported for the fiscal year ended December 31, 2004, (hereafter the “2004 EBITDA”), the warrant Exercise Price per Share shall be reduced proportionately by 0% if the 2004 EBITDA are nineteen cents ($.19) per share and by up to 99% if the 2004 EBITDA are less than $.001 per share. Likewise, the warrant price shall be proportionately increased as the 2004 EBITDA exceeds nineteen cents ($.19); the limit of said increase shall be two (2) times the Exercise Price per Share. . For example, if the Company earns seventeen point one cents ($.171) per share EBITDA, then the per share warrant exercise price shall be reduced by 10%. Likewise, if the Company earns twenty point nine cents ($.209) EBITDA per share than the warrant exercise price shall be increased by 10%. Any such reduction or increase shall be made at the time the December 31, 2004 financial results are reported and shall be made, starting from the exercise price of the warrants being exercised at that time, and shall be cumulative upon any other changes to the exercise price of the warrant that may already have been made.

7.  Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares that shall be issuable upon the exercise of this Warrant shall be computed on the basis of the aggregate number of Warrants Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

8.  Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (i) on the date they are delivered if delivered in person; (ii) on the date initially received if delivered by facsimile transmission followed by registered or certified mail confirmation; (iii) on the date delivered by an overnight courier service; or (iv) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid as follows:

If to the Company:

    WindsorTech, Inc.
70 Lake Drive
Hightstown, NJ 08520

COMMON STOCK PURCHASE WARRANT

With a copy to:

Alan M. Burger, Esq.
Burger, Trailor & Farmer, P.A.
1601 Forum Place, Suite 404
West Palm Beach, Florida 33401
Telephone Number: (561) 689-1663
Facsimile Number: (561) 689-1707

If to the Warrant Holder:

                 ______________________
                 ______________________
                 ______________________
9.	Miscellaneous.

a. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing and signed by the Company and the Warrant Holder.

b. Nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Warrant Holder any legal or equitable right, remedy or cause of action under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Warrant Holder.

c. This Warrant shall be governed by, construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof.

d. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

e. In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceablilty of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonably substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

f. The Warrant Holder shall not, by virtue hereof, be entitled to any voting or other rights of a shareholder of the Company, either at law or equity, and the rights of the Warrant Holder are limited to those expressed in this Warrant.

COMMON STOCK PURCHASE WARRANT

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by the authorized officer as of the date first above stated.

WindsorTech, Inc.

By:_____________________

Name: __________________

Title: ___________________

COMMON STOCK PURCHASE WARRANT

FORM OF ELECTION TO PURCHASE

(To be executed by the Warrant Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant)

To: WindsorTech, Inc.
In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase ______________ shares of Common Stock (“Common Stock”), $0.001 par value, of WindsorTech, Inc. and encloses one warrant and $   for each Warrant Share being purchased or an aggregate of $________________ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the shares of Common Stock issuable upon this exercise be issued in the name of:

_______________________
_______________________
_______________________
(Please print name and address)

______________________________
(Please insert Social Security or Tax Identification Number)

If the number of shares of Common Stock issuable upon this exercise shall not be all of the shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

(Please print name and address)

Dated: _________________    Name of Warrant Holder:

(Print) ___________________

(By:) _____________________

(Name:) ___________________

(Title:) ____________________

Signature must conform in all respects to name of  Warrant Holder as specified on the face of the Warrant

COMMON STOCK PURCHASE WARRANT

THIS COMMON STOCK PURCHASE WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ACT, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING THIS COMMON STOCK PURCHASE WARRANT, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, OR (C) IF REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS. IN ADDITION, A SECURITIES PURCHASE AGREEMENT ("PURCHASE AGREEMENT"), DATED THE DATE HEREOF, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICE, CONTAINS CERTAIN ADDITIONAL AGREEMENTS AMONG THE PARTIES, INCLUDING, WITHOUT LIMITATION, PROVISIONS WHICH LIMIT THE EXERCISE RIGHTS OF THE HOLDER AND SPECIFY MANDATORY REDEMPTION OBLIGATIONS OF THE COMPANY.

---------------------------------------

WindsorTech, Inc.

AMENDED COMMON STOCK PURCHASE WARRANT

Number of shares: Up to 41,700

Holder:  Guerrilla IRA Partners
237 Park Ave.
New York, NY 10017

Expiration Date: January 31, 2005

Exercise Price per Share: $1.50

WindsorTech, a company organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that, for value received, Guerrilla IRA Partners  , or its registered assigns (the “Warrant Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to 41,700 shares (the “Warrant Shares”) of common stock, $0.001 par value (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at $1.50 (the “Exercise Price”), at any time and from time to time from and after the date thereof and through and including 5:00 p.m. New York City time on January 31, 2005 (the “Expiration Date”), and subject to the following terms and conditions:

COMMON STOCK PURCHASE WARRANT

1.  Registration of Warrant. The Company shall register this Warrant upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Warrant Holder hereof from time to time. The Company may deem and treat the registered Warrant Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or nay distribution to the Warrant Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

2.  Investment Representation. The Warrant Holder by accepting this Warrant represents that the Warrant Holder is acquiring this Warrant for its own account or the account of an affiliate for investment purposes and not with the view to any offering or distribution and that the Warrant Holder will not sell or otherwise dispose of this Warrant or the underlying Warrant Shares in violation of applicable securities laws. The Warrant Holder acknowledges that the certificates representing any Warrant Shares will bear a legend indicating that they have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be sold by the Warrant Holder except pursuant to an effective registration statement or pursuant to an exemption from registration requirements of the 1933 Act and in accordance with federal and state securities laws. If this Warrant was acquired by the Warrant Holder pursuant to the exemption from the registration requirements of the 1933 Act afforded by Regulation S thereunder, the Warrant Holder acknowledges and covenants that this Warrant may not be exercised by or on behalf of a Person during the one year distribution compliance period (as defined in Regulation S) following the date hereof. “Person” means an individual, partnership, firm, limited liability company, trust, joint venture, association, corporation, or any other legal entity.

3.  Validity of Warrant and Issue of Shares. The Company represents and warrants that this Warrant has been duly authorized and validly issued and warrants and agrees that all of Common Stock that may be issued upon the exercise of the rights represented by this Warrant will, when issued upon such exercise, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. The Company further warrants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of Common Stock to provide for the exercise of the rights represented by this Warrant.

4.	Registration of Transfers and Exchange of Warrants.

a. Subject to compliance with the legend set forth on the face of this Warrant, the Company shall register the transfer of any portion of this Warrant in the Warrant in the Warrant Register, upon surrender of this Warrant with the Form of Assignment attached hereto duly completed and signed, to the Company at the office specified in or pursuant to Section 9. Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the same form of this Warrant (any such new warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Warrant Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all of the rights and obligations of a Warrant Holder of a Warrant.

b. This Warrant is exchangeable, upon the surrender hereof by the Warrant Holder to the office of the Company specified in or pursuant to Section 9 for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

5.	Exercise of Warrants.

a. Upon surrender of this Warrant with the Form of Election to Purchase attached hereto duly completed and signed to the Company, at its address set forth in Section 9, and upon payment and delivery of the Exercise Price per Warrant Share multiplied by the number of Warrant Shares that the Warrant Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, to the Company, all as specified by the Warrant Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than 7 business days after the Date of Exercise [as defined herein]) issue or cause to be issued and cause to be delivered to or upon the written order of the Warrant Holder and in such name or names as the Warrant Holder may designate (subject to the restrictions on transfer described in the legend set forth on the face of this Warrant), a share certificate of Company common stock for the Warrant Shares issuable upon such exercise, with such restrictive legend as required by the 1933 Act. Any person so designated by the Warrant Holder to receive Warrant Shares shall be deemed to have become holder of record of such Warrant Shares as of the Date of Exercise of this Warrant.

b. A “Date of Exercise” means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the Warrant Holder to be purchased.

c. This Warrant shall be exercisable at any time and from time to time for such number of Warrant Shares as is indicated in the attached Form of Election To Purchase. If less than all of the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant utilizing this form of Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

d. (i) Notwithstanding anything contained herein to the contrary, the holder of this Warrant may, at its election exercised in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of shares of Common Stock determined according to the following formula (a “Cashless Exercise”):
Net Number = (A x (B - C))/B

(ii) For purposes of the foregoing formula:

A= the total number shares with respect to which this Warrant is then being exercised.

B= the last reported sale price (as reported by Bloomberg) of the Common Stock on immediately preceding the date of the Exercise Notice.

C= the Warrant Exercise Price then in effect at the time of such exercise.

(i). The holder of this Warrant agrees not to elect for a period of one (1) year a Cashless Exercise. The holder of this Warrant also agrees not to elect a Cashless Exercise so long as there is an effective registration statement for the shares underlying this Warrant.

Call by the Company. This Warrant contains a callable feature until January 31, 2005 requiring the automatic exercise if the closing public market price of the Company’s common stock is equal to or in excess of the callable price of $2.25 for a period of twenty (20) consecutive days and there is an effective Registration Statement covering the shares of Common Stock underlying this Warrant (“Automatic Exercise”) during such twenty (20) consecutive day period. Upon occurrence of the Automatic Exercise, the Company shall provide the Holder with notice of such Automatic Conversion (“Automatic Exercise Notice”). Upon receipt of the Automatic Exercise Notice, the Holder must (i) exercise, in whole , this Warrant within ten (10) days; or (ii) notify the Company of its intent to transfer this Warrant pursuant to Section 4 of this Warrant. In the event that the Holder elects to transfer this Warrant pursuant to Section 4 of this Warrant, then the subsequent holder of this Warrant must exercise this Warrant on or before the thirtieth (30) day after notification of intent to transfer this Warrant. In the event that this Warrant is exercised, the Holder must deliver to the Company at its office at 70 Lake Drive, Hightstown, NJ 08520, Attention: Ed Cummings; with a copy to Burger, Trailor & Farmer, P.A., 1601 Forum Place, Suite 404, West Palm Beach, Florida 33401 on or before 3:00 p.m., Eastern Time, on the required date, (i) Form of Election to Purchase properly executed and completed by Holder or an authorized officer thereof, (ii) a check payable to the order of the Company, in an amount equal to the product of the Exercise Price multiplied by the number of Warrant Shares specified in the Exercise Notice, and (iii) this Warrant. If the Holder does not exercise this Warrant within ten (10) days from receipt of the Automatic Exercise Notice or, in the event that this Warrant has been transferred pursuant to Section 4 of this Warrant, the subsequent holder of this Warrant does not exercise this Warrant within thirty (30) days after notification of intent to transfer this Warrant, then this Warrant will expire.

COMMON STOCK PURCHASE WARRANT

6.  Adjustment of Exercise Price and Number of Shares. The character of the shares of stock or other securities at the time issuable upon exercise of this Warrant and the Exercise Price therefor, are subject to adjustment upon the occurrence of the following events:

a. Adjustment for Stock Splits, Stock Dividends, Recapitalizations, Etc. The Exercise Price of this Warrant and the number of shares of Common Stock or other securities at the time issuable upon exercise of this Warrant shall be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization or other similar event affecting the number of outstanding shares of stock or securities.

b. Adjustment for Reorganization, Consolidation, Merger, Etc. In case of any consolidation or merger of the Company with or into any other corporation, entity or person, or any other corporate reorganization, in which the Company shall not be the continuing or surviving entity of such consolidation, merger or reorganization (any such transaction being hereinafter referred to as a "Reorganization"), then, in each case, the holder of this Warrant, on exercise hereof at any time after the consummation or effective date of such Reorganization (the "Effective Date"), shall receive, in lieu of the shares of stock or other securities at any time issuable upon the exercise of the Warrant issuable on such exercise prior to the Effective Date, the stock and other securities and property (including cash) to which such holder would have been entitled upon the Effective Date if such holder had exercised this Warrant immediately prior thereto (all subject to further adjustment as provided in this Warrant).

c. Certificate as to Adjustments. In case of any adjustment or readjustment in the price or kind of securities issuable on the exercise of this Warrant, the Company will promptly give written notice thereof to the holder of this Warrant in the form of a certificate, certified and confirmed by the Board of Directors of the Company, setting forth such adjustment or readjustment and showing in reasonable detail the facts upon which such adjustment or readjustment is based.

7.  Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares that shall be issuable upon the exercise of this Warrant shall be computed on the basis of the aggregate number of Warrants Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

8.  Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (i) on the date they are delivered if delivered in person; (ii) on the date initially received if delivered by facsimile transmission followed by registered or certified mail confirmation; (iii) on the date delivered by an overnight courier service; or (iv) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid as follows:

If to the Company:

   WindsorTech, Inc.
70 Lake Drive
Hightstown, NJ 08520

COMMON STOCK PURCHASE WARRANT

With a copy to:

Alan M. Burger, Esq.
Burger, Trailor & Farmer, P.A.
1601 Forum Place, Suite 404
West Palm Beach, Florida 33401
Telephone Number: (561) 689-1663
Facsimile Number: (561) 689-1707

If to the Warrant Holder:

                 ____________________
                 ____________________

COMMON STOCK PURCHASE WARRANT

9.	Miscellaneous.

a. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing and signed by the Company and the Warrant Holder.

b. Nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Warrant Holder any legal or equitable right, remedy or cause of action under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Warrant Holder.

c. This Warrant shall be governed by, construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof.

d. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

e. In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceablilty of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonably substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

f. The Warrant Holder shall not, by virtue hereof, be entitled to any voting or other rights of a shareholder of the Company, either at law or equity, and the rights of the Warrant Holder are limited to those expressed in this Warrant.

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by the authorized officer as of the date first above stated.

WindsorTech, Inc.

By: _________________________

Name: ______________________

Title: _______________________

COMMON STOCK PURCHASE WARRANT

FORM OF ELECTION TO PURCHASE

(To be executed by the Warrant Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant)

To: WindsorTech, Inc.
In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase ______________ shares of Common Stock (“Common Stock”), $0.001 par value, of WindsorTech, Inc. and encloses one warrant and $   for each Warrant Share being purchased or an aggregate of $________________ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the shares of Common Stock issuable upon this exercise be issued in the name of:

____________________
____________________
____________________

(Please print name and address)

_____________________________
(Please insert Social Security or Tax Identification Number)

If the number of shares of Common Stock issuable upon this exercise shall not be all of the shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

_______________________
_______________________
_______________________
(Please print name and address)

Dated: ___________________    Name of Warrant Holder:

(Print) ____________________

(By:) _____________________

(Name:) ____________________

(Title:) ______________________

Signature must conform in all respects to name of  Warrant Holder as specified on the face of the Warrant

THIS COMMON STOCK PURCHASE WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ACT, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING THIS COMMON STOCK PURCHASE WARRANT, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, OR (C) IF REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS. IN ADDITION, A SECURITIES PURCHASE AGREEMENT ("PURCHASE AGREEMENT"), DATED THE DATE HEREOF, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICE, CONTAINS CERTAIN ADDITIONAL AGREEMENTS AMONG THE PARTIES, INCLUDING, WITHOUT LIMITATION, PROVISIONS WHICH LIMIT THE EXERCISE RIGHTS OF THE HOLDER AND SPECIFY MANDATORY REDEMPTION OBLIGATIONS OF THE COMPANY.

---------------------------------------

WindsorTech, Inc.

AMENDED COMMON STOCK PURCHASE WARRANT

Number of shares: Up to 358,300

Holder: Guerrilla Partners LP
237 Park Ave.
New York, NY 10017

Expiration Date: January 31, 2005

Exercise Price per Share: $1.50

WindsorTech, a company organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that, for value received,  Guerrilla Partners LP , or its registered assigns (the “Warrant Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to 358,300 shares (the “Warrant Shares”) of common stock, $0.001 par value (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at $1.50 (the “Exercise Price”), at any time and from time to time from and after the date thereof and through and including 5:00 p.m. New York City time on January 31, 2005 (the “Expiration Date”), and subject to the following terms and conditions:

COMMON STOCK PURCHASE WARRANT

1.  Registration of Warrant. The Company shall register this Warrant upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Warrant Holder hereof from time to time. The Company may deem and treat the registered Warrant Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or nay distribution to the Warrant Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

2.  Investment Representation. The Warrant Holder by accepting this Warrant represents that the Warrant Holder is acquiring this Warrant for its own account or the account of an affiliate for investment purposes and not with the view to any offering or distribution and that the Warrant Holder will not sell or otherwise dispose of this Warrant or the underlying Warrant Shares in violation of applicable securities laws. The Warrant Holder acknowledges that the certificates representing any Warrant Shares will bear a legend indicating that they have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be sold by the Warrant Holder except pursuant to an effective registration statement or pursuant to an exemption from registration requirements of the 1933 Act and in accordance with federal and state securities laws. If this Warrant was acquired by the Warrant Holder pursuant to the exemption from the registration requirements of the 1933 Act afforded by Regulation S thereunder, the Warrant Holder acknowledges and covenants that this Warrant may not be exercised by or on behalf of a Person during the one year distribution compliance period (as defined in Regulation S) following the date hereof. “Person” means an individual, partnership, firm, limited liability company, trust, joint venture, association, corporation, or any other legal entity.

3.  Validity of Warrant and Issue of Shares. The Company represents and warrants that this Warrant has been duly authorized and validly issued and warrants and agrees that all of Common Stock that may be issued upon the exercise of the rights represented by this Warrant will, when issued upon such exercise, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. The Company further warrants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of Common Stock to provide for the exercise of the rights represented by this Warrant.

4.	Registration of Transfers and Exchange of Warrants.

a. Subject to compliance with the legend set forth on the face of this Warrant, the Company shall register the transfer of any portion of this Warrant in the Warrant in the Warrant Register, upon surrender of this Warrant with the Form of Assignment attached hereto duly completed and signed, to the Company at the office specified in or pursuant to Section 9. Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the same form of this Warrant (any such new warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Warrant Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all of the rights and obligations of a Warrant Holder of a Warrant.

b. This Warrant is exchangeable, upon the surrender hereof by the Warrant Holder to the office of the Company specified in or pursuant to Section 9 for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

5.	Exercise of Warrants.

a. Upon surrender of this Warrant with the Form of Election to Purchase attached hereto duly completed and signed to the Company, at its address set forth in Section 9, and upon payment and delivery of the Exercise Price per Warrant Share multiplied by the number of Warrant Shares that the Warrant Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, to the Company, all as specified by the Warrant Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than 7 business days after the Date of Exercise [as defined herein]) issue or cause to be issued and cause to be delivered to or upon the written order of the Warrant Holder and in such name or names as the Warrant Holder may designate (subject to the restrictions on transfer described in the legend set forth on the face of this Warrant), a share certificate of Company common stock for the Warrant Shares issuable upon such exercise, with such restrictive legend as required by the 1933 Act. Any person so designated by the Warrant Holder to receive Warrant Shares shall be deemed to have become holder of record of such Warrant Shares as of the Date of Exercise of this Warrant.

b. A “Date of Exercise” means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the Warrant Holder to be purchased.

c. This Warrant shall be exercisable at any time and from time to time for such number of Warrant Shares as is indicated in the attached Form of Election To Purchase. If less than all of the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant utilizing this form of Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

d. (i) Notwithstanding anything contained herein to the contrary, the holder of this Warrant may, at its election exercised in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of shares of Common Stock determined according to the following formula (a “Cashless Exercise”):
Net Number = (A x (B - C))/B

(ii) For purposes of the foregoing formula:

A= the total number shares with respect to which this Warrant is then being exercised.

B= the last reported sale price (as reported by Bloomberg) of the Common Stock on immediately preceding the date of the Exercise Notice.

C= the Warrant Exercise Price then in effect at the time of such exercise.

(i). The holder of this Warrant agrees not to elect for a period of one (1) year a Cashless Exercise. The holder of this Warrant also agrees not to elect a Cashless Exercise so long as there is an effective registration statement for the shares underlying this Warrant.

Call by the Company. This Warrant contains a callable feature until January 31, 2005 requiring the automatic exercise if the closing public market price of the Company’s common stock is equal to or in excess of the callable price of $2.25 for a period of twenty (20) consecutive days and there is an effective Registration Statement covering the shares of Common Stock underlying this Warrant (“Automatic Exercise”) during such twenty (20) consecutive day period. Upon occurrence of the Automatic Exercise, the Company shall provide the Holder with notice of such Automatic Conversion (“Automatic Exercise Notice”). Upon receipt of the Automatic Exercise Notice, the Holder must (i) exercise, in whole , this Warrant within ten (10) days; or (ii) notify the Company of its intent to transfer this Warrant pursuant to Section 4 of this Warrant. In the event that the Holder elects to transfer this Warrant pursuant to Section 4 of this Warrant, then the subsequent holder of this Warrant must exercise this Warrant on or before the thirtieth (30) day after notification of intent to transfer this Warrant. In the event that this Warrant is exercised, the Holder must deliver to the Company at its office at 70 Lake Drive, Hightstown, NJ 08520, Attention: Ed Cummings; with a copy to Burger, Trailor & Farmer, P.A., 1601 Forum Place, Suite 404, West Palm Beach, Florida 33401 on or before 3:00 p.m., Eastern Time, on the required date, (i) Form of Election to Purchase properly executed and completed by Holder or an authorized officer thereof, (ii) a check payable to the order of the Company, in an amount equal to the product of the Exercise Price multiplied by the number of Warrant Shares specified in the Exercise Notice, and (iii) this Warrant. If the Holder does not exercise this Warrant within ten (10) days from receipt of the Automatic Exercise Notice or, in the event that this Warrant has been transferred pursuant to Section 4 of this Warrant, the subsequent holder of this Warrant does not exercise this Warrant within thirty (30) days after notification of intent to transfer this Warrant, then this Warrant will expire.

6.  Adjustment of Exercise Price and Number of Shares. The character of the shares of stock or other securities at the time issuable upon exercise of this Warrant and the Exercise Price therefor, are subject to adjustment upon the occurrence of the following events:

a. Adjustment for Stock Splits, Stock Dividends, Recapitalizations, Etc. The Exercise Price of this Warrant and the number of shares of Common Stock or other securities at the time issuable upon exercise of this Warrant shall be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization or other similar event affecting the number of outstanding shares of stock or securities.

b. Adjustment for Reorganization, Consolidation, Merger, Etc. In case of any consolidation or merger of the Company with or into any other corporation, entity or person, or any other corporate reorganization, in which the Company shall not be the continuing or surviving entity of such consolidation, merger or reorganization (any such transaction being hereinafter referred to as a "Reorganization"), then, in each case, the holder of this Warrant, on exercise hereof at any time after the consummation or effective date of such Reorganization (the "Effective Date"), shall receive, in lieu of the shares of stock or other securities at any time issuable upon the exercise of the Warrant issuable on such exercise prior to the Effective Date, the stock and other securities and property (including cash) to which such holder would have been entitled upon the Effective Date if such holder had exercised this Warrant immediately prior thereto (all subject to further adjustment as provided in this Warrant).

c. Certificate as to Adjustments. In case of any adjustment or readjustment in the price or kind of securities issuable on the exercise of this Warrant, the Company will promptly give written notice thereof to the holder of this Warrant in the form of a certificate, certified and confirmed by the Board of Directors of the Company, setting forth such adjustment or readjustment and showing in reasonable detail the facts upon which such adjustment or readjustment is based.

7.  Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares that shall be issuable upon the exercise of this Warrant shall be computed on the basis of the aggregate number of Warrants Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

8.  Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (i) on the date they are delivered if delivered in person; (ii) on the date initially received if delivered by facsimile transmission followed by registered or certified mail confirmation; (iii) on the date delivered by an overnight courier service; or (iv) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid as follows:

If to the Company:

    WindsorTech, Inc.
70 Lake Drive
Hightstown, NJ 08520

With a copy to:

Alan M. Burger, Esq.
Burger, Trailor & Farmer, P.A.
1601 Forum Place, Suite 404
West Palm Beach, Florida 33401
Telephone Number: (561) 689-1663
Facsimile Number: (561) 689-1707

If to the Warrant Holder:
_____________________
_____________________
_____________________

9.	Miscellaneous.

a. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing and signed by the Company and the Warrant Holder.

b. Nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Warrant Holder any legal or equitable right, remedy or cause of action under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Warrant Holder.

c. This Warrant shall be governed by, construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof.

d. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

e. In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceablilty of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonably substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

f. The Warrant Holder shall not, by virtue hereof, be entitled to any voting or other rights of a shareholder of the Company, either at law or equity, and the rights of the Warrant Holder are limited to those expressed in this Warrant.

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by the authorized officer as of the date first above stated.

WindsorTech, Inc.

By: ______________________

Name: ___________________

Title: ____________________

COMMON STOCK PURCHASE WARRANT

FORM OF ELECTION TO PURCHASE

(To be executed by the Warrant Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant)

To: WindsorTech, Inc.
In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase ______________ shares of Common Stock (“Common Stock”), $0.001 par value, of WindsorTech, Inc. and encloses one warrant and $   for each Warrant Share being purchased or an aggregate of $________________ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the shares of Common Stock issuable upon this exercise be issued in the name of:

____________________
____________________
____________________

(Please print name and address)

_____________________________
(Please insert Social Security or Tax Identification Number)

If the number of shares of Common Stock issuable upon this exercise shall not be all of the shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

_______________________
_______________________
_______________________
(Please print name and address)

Dated: ___________________    Name of Warrant Holder:

(Print) ____________________

(By:) _____________________

(Name:) ____________________

(Title:) ______________________

Signature must conform in all respects to name of  Warrant Holder as specified on the face of the Warrant

COMMON STOCK PURCHASE WARRANT

THIS COMMON STOCK PURCHASE WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ACT, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING THIS COMMON STOCK PURCHASE WARRANT, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, OR (C) IF REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS. IN ADDITION, A SECURITIES PURCHASE AGREEMENT ("PURCHASE AGREEMENT"), DATED THE DATE HEREOF, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICE, CONTAINS CERTAIN ADDITIONAL AGREEMENTS AMONG THE PARTIES, INCLUDING, WITHOUT LIMITATION, PROVISIONS WHICH LIMIT THE EXERCISE RIGHTS OF THE HOLDER AND SPECIFY MANDATORY REDEMPTION OBLIGATIONS OF THE COMPANY.

---------------------------------------

WindsorTech, Inc.

AMENDED COMMON STOCK PURCHASE WARRANT

Number of shares: Up to 58,300

Holder:	Odin Partners LP

237 Park Ave. Suite 900

New York, NY 10017

Expiration Date: January 31, 2005

Exercise Price per Share: $1.50

WindsorTech, a company organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that, for value received,  Odin Partners LP, or its registered assigns (the “Warrant Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to 58,300 shares (the “Warrant Shares”) of common stock, $0.001 par value (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at $1.50 (the “Exercise Price”), at any time and from time to time from and after the date thereof and through and including 5:00 p.m. New York City time on January 31, 2005 (the “Expiration Date”), and subject to the following terms and conditions:

COMMON STOCK PURCHASE WARRANT

1.  Registration of Warrant. The Company shall register this Warrant upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Warrant Holder hereof from time to time. The Company may deem and treat the registered Warrant Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or nay distribution to the Warrant Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

2.  Investment Representation. The Warrant Holder by accepting this Warrant represents that the Warrant Holder is acquiring this Warrant for its own account or the account of an affiliate for investment purposes and not with the view to any offering or distribution and that the Warrant Holder will not sell or otherwise dispose of this Warrant or the underlying Warrant Shares in violation of applicable securities laws. The Warrant Holder acknowledges that the certificates representing any Warrant Shares will bear a legend indicating that they have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be sold by the Warrant Holder except pursuant to an effective registration statement or pursuant to an exemption from registration requirements of the 1933 Act and in accordance with federal and state securities laws. If this Warrant was acquired by the Warrant Holder pursuant to the exemption from the registration requirements of the 1933 Act afforded by Regulation S thereunder, the Warrant Holder acknowledges and covenants that this Warrant may not be exercised by or on behalf of a Person during the one year distribution compliance period (as defined in Regulation S) following the date hereof. “Person” means an individual, partnership, firm, limited liability company, trust, joint venture, association, corporation, or any other legal entity.

3.  Validity of Warrant and Issue of Shares. The Company represents and warrants that this Warrant has been duly authorized and validly issued and warrants and agrees that all of Common Stock that may be issued upon the exercise of the rights represented by this Warrant will, when issued upon such exercise, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. The Company further warrants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of Common Stock to provide for the exercise of the rights represented by this Warrant.

COMMON STOCK PURCHASE WARRANT

4.	Registration of Transfers and Exchange of Warrants.

a. Subject to compliance with the legend set forth on the face of this Warrant, the Company shall register the transfer of any portion of this Warrant in the Warrant in the Warrant Register, upon surrender of this Warrant with the Form of Assignment attached hereto duly completed and signed, to the Company at the office specified in or pursuant to Section 9. Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the same form of this Warrant (any such new warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Warrant Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all of the rights and obligations of a Warrant Holder of a Warrant.

b. This Warrant is exchangeable, upon the surrender hereof by the Warrant Holder to the office of the Company specified in or pursuant to Section 9 for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

5.	Exercise of Warrants.

a. Upon surrender of this Warrant with the Form of Election to Purchase attached hereto duly completed and signed to the Company, at its address set forth in Section 9, and upon payment and delivery of the Exercise Price per Warrant Share multiplied by the number of Warrant Shares that the Warrant Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, to the Company, all as specified by the Warrant Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than 7 business days after the Date of Exercise [as defined herein]) issue or cause to be issued and cause to be delivered to or upon the written order of the Warrant Holder and in such name or names as the Warrant Holder may designate (subject to the restrictions on transfer described in the legend set forth on the face of this Warrant), a share certificate of Company common stock for the Warrant Shares issuable upon such exercise, with such restrictive legend as required by the 1933 Act. Any person so designated by the Warrant Holder to receive Warrant Shares shall be deemed to have become holder of record of such Warrant Shares as of the Date of Exercise of this Warrant.

b. A “Date of Exercise” means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the Warrant Holder to be purchased.

COMMON STOCK PURCHASE WARRANT

c. This Warrant shall be exercisable at any time and from time to time for such number of Warrant Shares as is indicated in the attached Form of Election To Purchase. If less than all of the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant utilizing this form of Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

d. (i) Notwithstanding anything contained herein to the contrary, the holder of this Warrant may, at its election exercised in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of shares of Common Stock determined according to the following formula (a “Cashless Exercise”):
Net Number = (A x (B - C))/B

(ii) For purposes of the foregoing formula:

A= the total number shares with respect to which this Warrant is then being exercised.

B= the last reported sale price (as reported by Bloomberg) of the Common Stock on immediately preceding the date of the Exercise Notice.

C= the Warrant Exercise Price then in effect at the time of such exercise.

(i). The holder of this Warrant agrees not to elect for a period of one (1) year a Cashless Exercise. The holder of this Warrant also agrees not to elect a Cashless Exercise so long as there is an effective registration statement for the shares underlying this Warrant.

Call by the Company. This Warrant contains a callable feature until January 31,
2005 requiring the automatic exercise if the closing public market price of the Company’s common stock is equal to or in excess of the callable price of $2.25 for a period of twenty (20) consecutive days and there is an effective Registration Statement covering the shares of Common Stock underlying this Warrant (“Automatic Exercise”) during such twenty (20) consecutive day period. Upon occurrence of the Automatic Exercise, the Company shall provide the Holder with notice of such Automatic Conversion (“Automatic Exercise Notice”). Upon receipt of the Automatic Exercise Notice, the Holder must (i) exercise, in whole , this Warrant within ten (10) days; or (ii) notify the Company of its intent to transfer this Warrant pursuant to Section 4 of this Warrant. In the event that the Holder elects to transfer this Warrant pursuant to Section 4 of this Warrant, then the subsequent holder of this Warrant must exercise this Warrant on or before the thirtieth (30) day after notification of intent to transfer this Warrant. In the event that this Warrant is exercised, the Holder must deliver to the Company at its office at 70 Lake Drive, Hightstown, NJ 08520, Attention: Ed Cummings; with a copy to Burger, Trailor & Farmer, P.A., 1601 Forum Place, Suite 404, West Palm Beach, Florida 33401 on or before 3:00 p.m., Eastern Time, on the required date, (i) Form of Election to Purchase properly executed and completed by Holder or an authorized officer thereof, (ii) a check payable to the order of the Company, in an amount equal to the product of the Exercise Price multiplied by the number of Warrant Shares specified in the Exercise Notice, and (iii) this Warrant. If the Holder does not exercise this Warrant within ten (10) days from receipt of the Automatic Exercise Notice or, in the event that this Warrant has been transferred pursuant to Section 4 of this Warrant, the subsequent holder of this Warrant does not exercise this Warrant within thirty (30) days after notification of intent to transfer this Warrant, then this Warrant will expire.

COMMON STOCK PURCHASE WARRANT

6.  Adjustment of Exercise Price and Number of Shares. The character of the shares of stock or other securities at the time issuable upon exercise of this Warrant and the Exercise Price therefor, are subject to adjustment upon the occurrence of the following events:

a. Adjustment for Stock Splits, Stock Dividends, Recapitalizations, Etc. The Exercise Price of this Warrant and the number of shares of Common Stock or other securities at the time issuable upon exercise of this Warrant shall be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization or other similar event affecting the number of outstanding shares of stock or securities.

b. Adjustment for Reorganization, Consolidation, Merger, Etc. In case of any consolidation or merger of the Company with or into any other corporation, entity or person, or any other corporate reorganization, in which the Company shall not be the continuing or surviving entity of such consolidation, merger or reorganization (any such transaction being hereinafter referred to as a "Reorganization"), then, in each case, the holder of this Warrant, on exercise hereof at any time after the consummation or effective date of such Reorganization (the "Effective Date"), shall receive, in lieu of the shares of stock or other securities at any time issuable upon the exercise of the Warrant issuable on such exercise prior to the Effective Date, the stock and other securities and property (including cash) to which such holder would have been entitled upon the Effective Date if such holder had exercised this Warrant immediately prior thereto (all subject to further adjustment as provided in this Warrant).

c. Certificate as to Adjustments. In case of any
adjustment or readjustment in the price or kind of securities issuable on the exercise of this Warrant, the Company will promptly give written notice thereof to the holder of this Warrant in the form of a certificate, certified and confirmed by the Board of Directors of the Company, setting forth such adjustment or readjustment and showing in reasonable detail the facts upon which such adjustment or readjustment is based.

COMMON STOCK PURCHASE WARRANT

7.  Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares that shall be issuable upon the exercise of this Warrant shall be computed on the basis of the aggregate number of Warrants Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

8.  Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (i) on the date they are delivered if delivered in person; (ii) on the date initially received if delivered by facsimile transmission followed by registered or certified mail confirmation; (iii) on the date delivered by an overnight courier service; or (iv) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid as follows:

If to the Company:

WindsorTech, Inc.
70 Lake Drive
Hightstown, NJ 08520

With a copy to:

Alan M. Burger, Esq.
Burger, Trailor & Farmer, P.A.
1601 Forum Place, Suite 404
West Palm Beach, Florida 33401
Telephone Number: (561) 689-1663
Facsimile Number: (561) 689-1707

If to the Warrant Holder:

_________________________________

_________________________________

_________________________________

COMMON STOCK PURCHASE WARRANT

9.	Miscellaneous.

a. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing and signed by the Company and the Warrant Holder.

b. Nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Warrant Holder any legal or equitable right, remedy or cause of action under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Warrant Holder.

c. This Warrant shall be governed by, construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof.

d. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

e. In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceablilty of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonably substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

f. The Warrant Holder shall not, by virtue hereof, be entitled to any voting or other rights of a shareholder of the Company, either at law or equity, and the rights of the Warrant Holder are limited to those expressed in this Warrant.

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by the authorized officer as of the date first above stated.

WindsorTech, Inc.

By:______________________

Name:____________________

Title:_________________________

COMMON STOCK PURCHASE WARRANT

FORM OF ELECTION TO PURCHASE

(To be executed by the Warrant Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant)

To: WindsorTech, Inc.
In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase ______________ shares of Common Stock (“Common Stock”), $0.001 par value, of WindsorTech, Inc. and encloses one warrant and $   for each Warrant Share being purchased or an aggregate of $________________ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the shares of Common Stock issuable upon this exercise be issued in the name of:

________________________________

________________________________

________________________________
(Please print name and address)

________________________________
(Please insert Social Security or Tax Identification Number)

If the number of shares of Common Stock issuable upon this exercise shall not be all of the shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

________________________________

________________________________

________________________________
(Please print name and address)

Dated:_____________            Name of Warrant Holder:

(Print)__________________________

(By:)___________________________

(Name:)________________________

(Title:)__________________________

Signature must conform in all respects to name of
       Warrant Holder as specified on the face of the
 Warrant

COMMON STOCK PURCHASE WARRANT

THIS COMMON STOCK PURCHASE WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ACT, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING THIS COMMON STOCK PURCHASE WARRANT, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, OR (C) IF REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS. IN ADDITION, A SECURITIES PURCHASE AGREEMENT ("PURCHASE AGREEMENT"), DATED THE DATE HEREOF, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICE, CONTAINS CERTAIN ADDITIONAL AGREEMENTS AMONG THE PARTIES, INCLUDING, WITHOUT LIMITATION, PROVISIONS WHICH LIMIT THE EXERCISE RIGHTS OF THE HOLDER AND SPECIFY MANDATORY REDEMPTION OBLIGATIONS OF THE COMPANY.

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WindsorTech, Inc.

COMMON STOCK PURCHASE WARRANT

Number of shares: Up to 83,400

Holder:	Guerrilla IRA Partners

237 Park Ave.

New York, NY 10017

Expiration Date: May 18, 2009

Exercise Price per Share: $3.60

WindsorTech, a company organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that, for value received, Guerrilla IRA Partners , or its registered assigns (the “Warrant Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to 41,700 shares (the “Warrant Shares”) of common stock, $0.001 par value (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at $3.60 (the “Exercise Price”), at any time and from time to time from and after the date thereof and through and including 5:00 p.m. New York City time on May 17, 2009 (the “Expiration Date”), and subject to the following terms and conditions:

COMMON STOCK PURCHASE WARRANT

1.  Registration of Warrant. The Company shall register this Warrant upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Warrant Holder hereof from time to time. The Company may deem and treat the registered Warrant Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or nay distribution to the Warrant Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

2.  Investment Representation. The Warrant Holder by accepting this Warrant represents that the Warrant Holder is acquiring this Warrant for its own account or the account of an affiliate for investment purposes and not with the view to any offering or distribution and that the Warrant Holder will not sell or otherwise dispose of this Warrant or the underlying Warrant Shares in violation of applicable securities laws. The Warrant Holder acknowledges that the certificates representing any Warrant Shares will bear a legend indicating that they have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be sold by the Warrant Holder except pursuant to an effective registration statement or pursuant to an exemption from registration requirements of the 1933 Act and in accordance with federal and state securities laws. If this Warrant was acquired by the Warrant Holder pursuant to the exemption from the registration requirements of the 1933 Act afforded by Regulation S thereunder, the Warrant Holder acknowledges and covenants that this Warrant may not be exercised by or on behalf of a Person during the one year distribution compliance period (as defined in Regulation S) following the date hereof. “Person” means an individual, partnership, firm, limited liability company, trust, joint venture, association, corporation, or any other legal entity.

3.  Validity of Warrant and Issue of Shares. The Company represents and warrants that this Warrant has been duly authorized and validly issued and warrants and agrees that all of Common Stock that may be issued upon the exercise of the rights represented by this Warrant will, when issued upon such exercise, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. The Company further warrants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of Common Stock to provide for the exercise of the rights represented by this Warrant.

COMMON STOCK PURCHASE WARRANT

4.	Registration of Transfers and Exchange of Warrants.

a. Subject to compliance with the legend set forth on the face of this Warrant, the Company shall register the transfer of any portion of this Warrant in the Warrant in the Warrant Register, upon surrender of this Warrant with the Form of Assignment attached hereto duly completed and signed, to the Company at the office specified in or pursuant to Section 9. Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the same form of this Warrant (any such new warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Warrant Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all of the rights and obligations of a Warrant Holder of a Warrant.

b. This Warrant is exchangeable, upon the surrender hereof by the Warrant Holder to the office of the Company specified in or pursuant to Section 9 for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

5.	Exercise of Warrants.

a. Upon surrender of this Warrant with the Form of Election to Purchase attached hereto duly completed and signed to the Company, at its address set forth in Section 9, and upon payment and delivery of the Exercise Price per Warrant Share multiplied by the number of Warrant Shares that the Warrant Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, to the Company, all as specified by the Warrant Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than 7 business days after the Date of Exercise [as defined herein]) issue or cause to be issued and cause to be delivered to or upon the written order of the Warrant Holder and in such name or names as the Warrant Holder may designate (subject to the restrictions on transfer described in the legend set forth on the face of this Warrant), a share certificate of Company common stock for the Warrant Shares issuable upon such exercise, with such restrictive legend as required by the 1933 Act. Any person so designated by the Warrant Holder to receive Warrant Shares shall be deemed to have become holder of record of such Warrant Shares as of the Date of Exercise of this Warrant.

b. A “Date of Exercise” means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the Warrant Holder to be purchased.

COMMON STOCK PURCHASE WARRANT

c. This Warrant shall be exercisable at any time and from time to time for such number of Warrant Shares as is indicated in the attached Form of Election To Purchase. If less than all of the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant utilizing this form of Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

d. (i) Notwithstanding anything contained herein to the contrary, the holder of this Warrant may, at its election exercised in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of shares of Common Stock determined according to the following formula (a “Cashless Exercise”):
Net Number = (A x (B - C))/B

(ii) For purposes of the foregoing formula:

A= the total number shares with respect to which this Warrant is then being exercised.

B= the last reported sale price (as reported by Bloomberg) of the Common Stock on immediately preceding the date of the Exercise Notice.

C= the Warrant Exercise Price then in effect at the time of such exercise.

(i). The holder of this Warrant agrees not to elect for a period of one (1) year a Cashless Exercise. The holder of this Warrant also agrees not to elect a Cashless Exercise so long as there is an effective registration statement for the shares underlying this Warrant.

Call by the Company. This Warrant contains a callable feature until May 17,
2005 requiring the automatic exercise if during the period commencing one year from the date of issuance of each Warrant at any closing public market price of the Company’s common stock is equal to or in excess of the callable price of $5.40 for a period of twenty (20) consecutive days and there is an effective Registration Statement covering the shares of Common Stock underlying this Warrant (“Automatic Exercise”) during such twenty (20) consecutive day period. Upon occurrence of the Automatic Exercise, the Company shall provide the Holder with notice of such Automatic Conversion (“Automatic Exercise Notice”). Upon receipt of the Automatic Exercise Notice, the Holder must (i) exercise, in whole , this Warrant within ten (10) days; or (ii) notify the Company of its intent to transfer this Warrant pursuant to Section 4 of this Warrant. In the event that the Holder elects to transfer this Warrant pursuant to Section 4 of this Warrant, then the subsequent holder of this Warrant must exercise this Warrant on or before the thirtieth (30) day after notification of intent to transfer this Warrant. In the event that this Warrant is exercised, the Holder must deliver to the Company at its office at 70 Lake Drive, Hightstown, NJ 08520, Attention: Ed Cummings; with a copy to Burger, Trailor & Farmer, P.A., 1601 Forum Place, Suite 404, West Palm Beach, Florida 33401 on or before 3:00 p.m., Eastern Time, on the required date, (i) Form of Election to Purchase properly executed and completed by Holder or an authorized officer thereof, (ii) a check payable to the order of the Company, in an amount equal to the product of the Exercise Price multiplied by the number of Warrant Shares specified in the Exercise Notice, and (iii) this Warrant. If the Holder does not exercise this Warrant within ten (10) days from receipt of the Automatic Exercise Notice or, in the event that this Warrant has been transferred pursuant to Section 4 of this Warrant, the subsequent holder of this Warrant does not exercise this Warrant within thirty (30) days after notification of intent to transfer this Warrant, then this Warrant will expire.

COMMON STOCK PURCHASE WARRANT

6.  Adjustment of Exercise Price and Number of Shares. The character of the shares of stock or other securities at the time issuable upon exercise of this Warrant and the Exercise Price therefor, are subject to adjustment upon the occurrence of the following events:

a. Adjustment for Stock Splits, Stock Dividends, Recapitalizations, Etc. The Exercise Price of this Warrant and the number of shares of Common Stock or other securities at the time issuable upon exercise of this Warrant shall be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization or other similar event affecting the number of outstanding shares of stock or securities.

b. Adjustment for Reorganization, Consolidation, Merger, Etc. In case of any consolidation or merger of the Company with or into any other corporation, entity or person, or any other corporate reorganization, in which the Company shall not be the continuing or surviving entity of such consolidation, merger or reorganization (any such transaction being hereinafter referred to as a "Reorganization"), then, in each case, the holder of this Warrant, on exercise hereof at any time after the consummation or effective date of such Reorganization (the "Effective Date"), shall receive, in lieu of the shares of stock or other securities at any time issuable upon the exercise of the Warrant issuable on such exercise prior to the Effective Date, the stock and other securities and property (including cash) to which such holder would have been entitled upon the Effective Date if such holder had exercised this Warrant immediately prior thereto (all subject to further adjustment as provided in this Warrant).

c. Certificate as to Adjustments. In case of any
adjustment or readjustment in the price or kind of securities issuable on the exercise of this Warrant, the Company will promptly give written notice thereof to the holder of this Warrant in the form of a certificate, certified and confirmed by the Board of Directors of the Company, setting forth such adjustment or readjustment and showing in reasonable detail the facts upon which such adjustment or readjustment is based.

COMMON STOCK PURCHASE WARRANT

  d. Adjustments due to certain EBITDA projections . In the event the Company earns less than nineteen cents ($.19) per share EBITDA on a per share basis which calculation is based upon primary shares outstanding on December 31, 2004 as reported for the fiscal year ended December 31, 2004,, (hereafter the “2004 EBITDA”), the warrant Exercise Price per Share shall be reduced proportionately by 0% if the 2004 EBITDA are nineteen cents ($.19) per share and by up to 99% if the 2004 EBITDA are less than $.001 per share. Likewise, the warrant price shall be proportionately increased as the 2004 EBITDA exceeds nineteen cents ($.19); the limit of said increase shall be two (2) times the Exercise Price per Share. For example, if the Company earns seventeen point one cents ($.171) per share EBITDA, then the per share warrant exercise price shall be reduced by 10%. Likewise, if the Company earns twenty point nine cents ($.209) EBITDA per share than the warrant exercise price shall be increased by 10%. Any such reduction or increase shall be made at the time the December 31, 2004 financial results are reported and shall be made, starting from the exercise price of the warrants being exercised at that time, and shall be cumulative upon any other changes to the exercise price of the warrant that may already have been made.

7.  Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares that shall be issuable upon the exercise of this Warrant shall be computed on the basis of the aggregate number of Warrants Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

8.  Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (i) on the date they are delivered if delivered in person; (ii) on the date initially received if delivered by facsimile transmission followed by registered or certified mail confirmation; (iii) on the date delivered by an overnight courier service; or (iv) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid as follows:

If to the Company:

WindsorTech, Inc.
            70 Lake Drive
            Hightstown, NJ 08520

COMMON STOCK PURCHASE WARRANT

With a copy to:

Alan M. Burger, Esq.
Burger, Trailor & Farmer, P.A.
1601 Forum Place, Suite 404
West Palm Beach, Florida 33401
Telephone Number: (561) 689-1663
Facsimile Number: (561) 689-1707

If to the Warrant Holder:

___________________________

___________________________

___________________________

9.	Miscellaneous.

a. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing and signed by the Company and the Warrant Holder.

b. Nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Warrant Holder any legal or equitable right, remedy or cause of action under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Warrant Holder.

c. This Warrant shall be governed by, construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof.

d. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

e. In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceablilty of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonably substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

f. The Warrant Holder shall not, by virtue hereof, be entitled to any voting or other rights of a shareholder of the Company, either at law or equity, and the rights of the Warrant Holder are limited to those expressed in this Warrant.

COMMON STOCK PURCHASE WARRANT

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by the authorized officer as of the date first above stated.

WindsorTech, Inc.

By:__________________________________

Name:_______________________________

Title:________________________________

COMMON STOCK PURCHASE WARRANT

FORM OF ELECTION TO PURCHASE

(To be executed by the Warrant Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant)

To: WindsorTech, Inc.
In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase ______________ shares of Common Stock (“Common Stock”), $0.001 par value, of WindsorTech, Inc. and encloses one warrant and $   for each Warrant Share being purchased or an aggregate of $________________ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the shares of Common Stock issuable upon this exercise be issued in the name of:

_____________________________

_____________________________

_____________________________
(Please print name and address)

_____________________________
(Please insert Social Security or Tax Identification Number)

If the number of shares of Common Stock issuable upon this exercise shall not be all of the shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

_____________________________

_____________________________

_____________________________
(Please print name and address)

Dated: _______________   Name of Warrant Holder:

(Print)_____________________________

(By:)_____________________________

(Name:)_____________________________

(Title:)_____________________________

Signature must conform in all respects to name of
       Warrant Holder as specified on the face of the
Warrant

COMMON STOCK PURCHASE WARRANT

THIS COMMON STOCK PURCHASE WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ACT, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING THIS COMMON STOCK PURCHASE WARRANT, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, OR (C) IF REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS. IN ADDITION, A SECURITIES PURCHASE AGREEMENT ("PURCHASE AGREEMENT"), DATED THE DATE HEREOF, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICE, CONTAINS CERTAIN ADDITIONAL AGREEMENTS AMONG THE PARTIES, INCLUDING, WITHOUT LIMITATION, PROVISIONS WHICH LIMIT THE EXERCISE RIGHTS OF THE HOLDER AND SPECIFY MANDATORY REDEMPTION OBLIGATIONS OF THE COMPANY.

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WindsorTech, Inc.

COMMON STOCK PURCHASE WARRANT

Number of shares: Up to 716,600

Holder:	Guerrilla Partners LP

237 Park Ave.

New York, NY 10017

Expiration Date: May 18, 2009

Exercise Price per Share: $3.60

WindsorTech, a company organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that, for value received,  Guerrilla Partners LP, or its registered assigns (the “Warrant Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to 358,300 shares (the “Warrant Shares”) of common stock, $0.001 par value (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at $3.60 (the “Exercise Price”), at any time and from time to time from and after the date thereof and through and including 5:00 p.m. New York City time on May 17, 2009 (the “Expiration Date”), and subject to the following terms and conditions:

COMMON STOCK PURCHASE WARRANT

1.  Registration of Warrant. The Company shall register this Warrant upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Warrant Holder hereof from time to time. The Company may deem and treat the registered Warrant Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or nay distribution to the Warrant Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

2.  Investment Representation. The Warrant Holder by accepting this Warrant represents that the Warrant Holder is acquiring this Warrant for its own account or the account of an affiliate for investment purposes and not with the view to any offering or distribution and that the Warrant Holder will not sell or otherwise dispose of this Warrant or the underlying Warrant Shares in violation of applicable securities laws. The Warrant Holder acknowledges that the certificates representing any Warrant Shares will bear a legend indicating that they have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be sold by the Warrant Holder except pursuant to an effective registration statement or pursuant to an exemption from registration requirements of the 1933 Act and in accordance with federal and state securities laws. If this Warrant was acquired by the Warrant Holder pursuant to the exemption from the registration requirements of the 1933 Act afforded by Regulation S thereunder, the Warrant Holder acknowledges and covenants that this Warrant may not be exercised by or on behalf of a Person during the one year distribution compliance period (as defined in Regulation S) following the date hereof. “Person” means an individual, partnership, firm, limited liability company, trust, joint venture, association, corporation, or any other legal entity.

3.  Validity of Warrant and Issue of Shares. The Company represents and warrants that this Warrant has been duly authorized and validly issued and warrants and agrees that all of Common Stock that may be issued upon the exercise of the rights represented by this Warrant will, when issued upon such exercise, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. The Company further warrants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of Common Stock to provide for the exercise of the rights represented by this Warrant.

COMMON STOCK PURCHASE WARRANT

4.	Registration of Transfers and Exchange of Warrants.

a. Subject to compliance with the legend set forth on the face of this Warrant, the Company shall register the transfer of any portion of this Warrant in the Warrant in the Warrant Register, upon surrender of this Warrant with the Form of Assignment attached hereto duly completed and signed, to the Company at the office specified in or pursuant to Section 9. Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the same form of this Warrant (any such new warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Warrant Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all of the rights and obligations of a Warrant Holder of a Warrant.

b. This Warrant is exchangeable, upon the surrender hereof by the Warrant Holder to the office of the Company specified in or pursuant to Section 9 for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

5.	Exercise of Warrants.

a. Upon surrender of this Warrant with the Form of Election to Purchase attached hereto duly completed and signed to the Company, at its address set forth in Section 9, and upon payment and delivery of the Exercise Price per Warrant Share multiplied by the number of Warrant Shares that the Warrant Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, to the Company, all as specified by the Warrant Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than 7 business days after the Date of Exercise [as defined herein]) issue or cause to be issued and cause to be delivered to or upon the written order of the Warrant Holder and in such name or names as the Warrant Holder may designate (subject to the restrictions on transfer described in the legend set forth on the face of this Warrant), a share certificate of Company common stock for the Warrant Shares issuable upon such exercise, with such restrictive legend as required by the 1933 Act. Any person so designated by the Warrant Holder to receive Warrant Shares shall be deemed to have become holder of record of such Warrant Shares as of the Date of Exercise of this Warrant.

b. A “Date of Exercise” means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the Warrant Holder to be purchased.

COMMON STOCK PURCHASE WARRANT

c. This Warrant shall be exercisable at any time and from time to time for such number of Warrant Shares as is indicated in the attached Form of Election To Purchase. If less than all of the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant utilizing this form of Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

d. (i) Notwithstanding anything contained herein to the contrary, the holder of this Warrant may, at its election exercised in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of shares of Common Stock determined according to the following formula (a “Cashless Exercise”):
Net Number = (A x (B - C))/B

(ii) For purposes of the foregoing formula:

A= the total number shares with respect to which this Warrant is then being exercised.

B= the last reported sale price (as reported by Bloomberg) of the Common Stock on immediately preceding the date of the Exercise Notice.

C= the Warrant Exercise Price then in effect at the time of such exercise.

(i). The holder of this Warrant agrees not to elect for a period of one (1) year a Cashless Exercise. The holder of this Warrant also agrees not to elect a Cashless Exercise so long as there is an effective registration statement for the shares underlying this Warrant.

Call by the Company. This Warrant contains a callable feature until May 17, 2005 requiring the automatic exercise if during the period commencing one year from the date of issuance of each Warrant at any closing public market price of the Company’s common stock is equal to or in excess of the callable price of $5.40 for a period of twenty (20) consecutive days and there is an effective Registration Statement covering the shares of Common Stock underlying this Warrant (“Automatic Exercise”) during such twenty (20) consecutive day period. Upon occurrence of the Automatic Exercise, the Company shall provide the Holder with notice of such Automatic Conversion (“Automatic Exercise Notice”). Upon receipt of the Automatic Exercise Notice, the Holder must (i) exercise, in whole , this Warrant within ten (10) days; or (ii) notify the Company of its intent to transfer this Warrant

COMMON STOCK PURCHASE WARRANT

pursuant to Section 4 of this Warrant. In the event that the Holder elects to transfer this Warrant pursuant to Section 4 of this Warrant, then the subsequent holder of this Warrant must exercise this Warrant on or before the thirtieth (30) day after notification of intent to transfer this Warrant. In the event that this Warrant is exercised, the Holder must deliver to the Company at its office at 70 Lake Drive, Hightstown, NJ 08520, Attention: Ed Cummings; with a copy to Burger, Trailor & Farmer, P.A., 1601 Forum Place, Suite 404, West Palm Beach, Florida 33401 on or before 3:00 p.m., Eastern Time, on the required date, (i) Form of Election to Purchase properly executed and completed by Holder or an authorized officer thereof, (ii) a check payable to the order of the Company, in an amount equal to the product of the Exercise Price multiplied by the number of Warrant Shares specified in the Exercise Notice, and (iii) this Warrant. If the Holder does not exercise this Warrant within ten (10) days from receipt of the Automatic Exercise Notice or, in the event that this Warrant has been transferred pursuant to Section 4 of this Warrant, the subsequent holder of this Warrant does not exercise this Warrant within thirty (30) days after notification of intent to transfer this Warrant, then this Warrant will expire.

6.  Adjustment of Exercise Price and Number of Shares. The character of the shares of stock or other securities at the time issuable upon exercise of this Warrant and the Exercise Price therefor, are subject to adjustment upon the occurrence of the following events:

a. Adjustment for Stock Splits, Stock Dividends, Recapitalizations, Etc. The Exercise Price of this Warrant and the number of shares of Common Stock or other securities at the time issuable upon exercise of this Warrant shall be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization or other similar event affecting the number of outstanding shares of stock or securities.

b. Adjustment for Reorganization, Consolidation, Merger, Etc. In case of any consolidation or merger of the Company with or into any other corporation, entity or person, or any other corporate reorganization, in which the Company shall not be the continuing or surviving entity of such consolidation, merger or reorganization (any such transaction being hereinafter referred to as a "Reorganization"), then, in each case, the holder of this Warrant, on exercise hereof at any time after the consummation or effective date of such Reorganization (the "Effective Date"), shall receive, in lieu of the shares of stock or other securities at any time issuable upon the exercise of the Warrant issuable on such exercise prior to the Effective Date, the stock and other securities and property (including cash) to which such holder would have been entitled upon the Effective Date if such holder had exercised this Warrant immediately prior thereto (all subject to further adjustment as provided in this Warrant).

c. Certificate as to Adjustments. In case of any adjustment or readjustment in the price or kind of securities issuable on the exercise of this Warrant, the Company will promptly give written notice thereof to the holder of this Warrant in the form of a certificate, certified and confirmed by the Board of Directors of the Company, setting forth such adjustment or readjustment and showing in reasonable detail the facts upon which such adjustment or readjustment is based.

COMMON STOCK PURCHASE WARRANT

  d. Adjustments due to certain EBITDA projections . In the event the Company earns less than nineteen cents ($.19) per share EBITDA on a per share basis which calculation is based upon primary shares outstanding on December 31, 2004 as reported for the fiscal year ended December 31, 2004,, (hereafter the “2004 EBITDA”), the warrant Exercise Price per Share shall be reduced proportionately by 0% if the 2004 EBITDA are nineteen cents ($.19) per share and by up to 99% if the 2004 EBITDA are less than $.001 per share. Likewise, the warrant price shall be proportionately increased as the 2004 EBITDA exceeds nineteen cents ($.19); the limit of said increase shall be two (2) times the Exercise Price per Share. For example, if the Company earns seventeen point one cents ($.171) per share EBITDA, then the per share warrant exercise price shall be reduced by 10%. Likewise, if the Company earns twenty point nine cents ($.209) EBITDA per share than the warrant exercise price shall be increased by 10%. Any such reduction or increase shall be made at the time the December 31, 2004 financial results are reported and shall be made, starting from the exercise price of the warrants being exercised at that time, and shall be cumulative upon any other changes to the exercise price of the warrant that may already have been made.

7.  Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares that shall be issuable upon the exercise of this Warrant shall be computed on the basis of the aggregate number of Warrants Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

8.  Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (i) on the date they are delivered if delivered in person; (ii) on the date initially received if delivered by facsimile transmission followed by registered or certified mail confirmation; (iii) on the date delivered by an overnight courier service; or (iv) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid as follows:

If to the Company:
WindsorTech, Inc.
70 Lake Drive
Hightstown, NJ 08520

With a copy to:

COMMON STOCK PURCHASE WARRANT

Alan M. Burger, Esq.
Burger, Trailor & Farmer, P.A.
1601 Forum Place, Suite 404
West Palm Beach, Florida 33401
Telephone Number: (561) 689-1663
Facsimile Number: (561) 689-1707

If to the Warrant Holder:

_________________________

_________________________

_________________________

9.	Miscellaneous.

a. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing and signed by the Company and the Warrant Holder.

b. Nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Warrant Holder any legal or equitable right, remedy or cause of action under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Warrant Holder.

c. This Warrant shall be governed by, construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof.

d. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

e. In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceablilty of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonably substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

f. The Warrant Holder shall not, by virtue hereof, be entitled to any voting or other rights of a shareholder of the Company, either at law or equity, and the rights of the Warrant Holder are limited to those expressed in this Warrant.

COMMON STOCK PURCHASE WARRANT

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by the authorized officer as of the date first above stated.

WindsorTech, Inc.

By: ______________________________

Name: ____________________________

Title: _____________________________

COMMON STOCK PURCHASE WARRANT

FORM OF ELECTION TO PURCHASE

(To be executed by the Warrant Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant)

To: WindsorTech, Inc.
In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase ______________ shares of Common Stock (“Common Stock”), $0.001 par value, of WindsorTech, Inc. and encloses one warrant and $_____ for each Warrant Share being purchased or an aggregate of $________________ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the shares of Common Stock issuable upon this exercise be issued in the name of:

_______________________________

_______________________________

_______________________________

(Please print name and address)

_______________________________
(Please insert Social Security or Tax Identification Number)

If the number of shares of Common Stock issuable upon this exercise shall not be all of the shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

(Please print name and address)

Dated:_____________-   Name of Warrant Holder:

(Print)_______________________________

(By:)_______________________________

(Name:)_______________________________

(Title:)_______________________________

Signature must conform in all respects to name of
                        Warrant Holder as specified on the face of the
Warrant

COMMON STOCK PURCHASE WARRANT

THIS COMMON STOCK PURCHASE WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ACT, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING THIS COMMON STOCK PURCHASE WARRANT, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, OR (C) IF REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS. IN ADDITION, A SECURITIES PURCHASE AGREEMENT ("PURCHASE AGREEMENT"), DATED THE DATE HEREOF, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICE, CONTAINS CERTAIN ADDITIONAL AGREEMENTS AMONG THE PARTIES, INCLUDING, WITHOUT LIMITATION, PROVISIONS WHICH LIMIT THE EXERCISE RIGHTS OF THE HOLDER AND SPECIFY MANDATORY REDEMPTION OBLIGATIONS OF THE COMPANY.

---------------------------------------

WindsorTech, Inc.

COMMON STOCK PURCHASE WARRANT

Number of shares: Up to 116,600

Holder:	Odin Partners LP

237 Park Ave. Suite 900

New York, NY 10017

Expiration Date: May 18, 2009

Exercise Price per Share: $3.60

WindsorTech, a company organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that, for value received,  Odin Partners LP, or its registered assigns (the “Warrant Holder”), is entitled, subject to the terms set forth below, to purchase from the Company up to 58,300 shares (the “Warrant Shares”) of common stock, $0.001 par value (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at $3.60 (the “Exercise Price”), at any time and from time to time from and after the date thereof and through and including 5:00 p.m. New York City time on May 17, 2009 (the “Expiration Date”), and subject to the following terms and conditions:

COMMON STOCK PURCHASE WARRANT

1.  Registration of Warrant. The Company shall register this Warrant upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Warrant Holder hereof from time to time. The Company may deem and treat the registered Warrant Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or nay distribution to the Warrant Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

2.  Investment Representation. The Warrant Holder by accepting this Warrant represents that the Warrant Holder is acquiring this Warrant for its own account or the account of an affiliate for investment purposes and not with the view to any offering or distribution and that the Warrant Holder will not sell or otherwise dispose of this Warrant or the underlying Warrant Shares in violation of applicable securities laws. The Warrant Holder acknowledges that the certificates representing any Warrant Shares will bear a legend indicating that they have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be sold by the Warrant Holder except pursuant to an effective registration statement or pursuant to an exemption from registration requirements of the 1933 Act and in accordance with federal and state securities laws. If this Warrant was acquired by the Warrant Holder pursuant to the exemption from the registration requirements of the 1933 Act afforded by Regulation S thereunder, the Warrant Holder acknowledges and covenants that this Warrant may not be exercised by or on behalf of a Person during the one year distribution compliance period (as defined in Regulation S) following the date hereof. “Person” means an individual, partnership, firm, limited liability company, trust, joint venture, association, corporation, or any other legal entity.

3.  Validity of Warrant and Issue of Shares. The Company represents and warrants that this Warrant has been duly authorized and validly issued and warrants and agrees that all of Common Stock that may be issued upon the exercise of the rights represented by this Warrant will, when issued upon such exercise, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. The Company further warrants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of Common Stock to provide for the exercise of the rights represented by this Warrant.

COMMON STOCK PURCHASE WARRANT

4.	Registration of Transfers and Exchange of Warrants.

a. Subject to compliance with the legend set forth on the face of this Warrant, the Company shall register the transfer of any portion of this Warrant in the Warrant in the Warrant Register, upon surrender of this Warrant with the Form of Assignment attached hereto duly completed and signed, to the Company at the office specified in or pursuant to Section 9. Upon any such registration or transfer, a new warrant to purchase Common Stock, in substantially the same form of this Warrant (any such new warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Warrant Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all of the rights and obligations of a Warrant Holder of a Warrant.

b. This Warrant is exchangeable, upon the surrender hereof by the Warrant Holder to the office of the Company specified in or pursuant to Section 9 for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

5.	Exercise of Warrants.

a. Upon surrender of this Warrant with the Form of Election to Purchase attached hereto duly completed and signed to the Company, at its address set forth in Section 9, and upon payment and delivery of the Exercise Price per Warrant Share multiplied by the number of Warrant Shares that the Warrant Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, to the Company, all as specified by the Warrant Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than 7 business days after the Date of Exercise [as defined herein]) issue or cause to be issued and cause to be delivered to or upon the written order of the Warrant Holder and in such name or names as the Warrant Holder may designate (subject to the restrictions on transfer described in the legend set forth on the face of this Warrant), a share certificate of Company common stock for the Warrant Shares issuable upon such exercise, with such restrictive legend as required by the 1933 Act. Any person so designated by the Warrant Holder to receive Warrant Shares shall be deemed to have become holder of record of such Warrant Shares as of the Date of Exercise of this Warrant.

b. A “Date of Exercise” means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the Warrant Holder to be purchased.

COMMON STOCK PURCHASE WARRANT

c. This Warrant shall be exercisable at any time and from time to time for such number of Warrant Shares as is indicated in the attached Form of Election To Purchase. If less than all of the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant utilizing this form of Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

d. (i) Notwithstanding anything contained herein to the contrary, the holder of this Warrant may, at its election exercised in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of shares of Common Stock determined according to the following formula (a “Cashless Exercise”):
Net Number = (A x (B - C))/B

(ii) For purposes of the foregoing formula:

A= the total number shares with respect to which this Warrant is then being exercised.

B= the last reported sale price (as reported by Bloomberg) of the Common Stock on immediately preceding the date of the Exercise Notice.

C= the Warrant Exercise Price then in effect at the time of such exercise.

(i). The holder of this Warrant agrees not to elect for a period of one (1) year a Cashless Exercise. The holder of this Warrant also agrees not to elect a Cashless Exercise so long as there is an effective registration statement for the shares underlying this Warrant.

Call by the Company. This Warrant contains a callable feature until May 17, 2005 requiring the automatic exercise if during the period commencing one year from the date of issuance of each Warrant at any closing public market price of the Company’s common stock is equal to or in excess of the callable price of $5.40 for a period of twenty (20) consecutive days and there is an effective Registration Statement covering the shares of Common Stock underlying this Warrant (“Automatic Exercise”) during such twenty (20) consecutive day period. Upon occurrence of the Automatic Exercise, the Company shall provide the Holder with notice of such Automatic Conversion (“Automatic Exercise Notice”). Upon receipt of the Automatic Exercise Notice, the Holder must (i) exercise, in whole , this Warrant within ten (10) days; or (ii) notify the Company of its intent to transfer this Warrant pursuant to Section 4 of this Warrant. In the event that the Holder elects to transfer this Warrant pursuant to Section 4 of this Warrant, then the subsequent holder of this Warrant must exercise this Warrant on or before the thirtieth (30) day after notification of intent to transfer this Warrant. In the event that this Warrant is exercised, the Holder must deliver to the Company at its office at 70 Lake Drive, Hightstown, NJ 08520, Attention: Ed Cummings; with a copy to Burger, Trailor & Farmer, P.A., 1601 Forum Place, Suite 404, West Palm Beach, Florida 33401 on or before 3:00 p.m., Eastern Time, on the required date, (i) Form of Election to Purchase properly executed and completed by Holder or an authorized officer thereof, (ii) a check payable to the order of the Company, in an amount equal to the product of the Exercise Price multiplied by the number of Warrant Shares specified in the Exercise Notice, and (iii) this Warrant. If the Holder does not exercise this Warrant within ten (10) days from receipt of the Automatic Exercise Notice or, in the event that this Warrant has been transferred pursuant to Section 4 of this Warrant, the subsequent holder of this Warrant does not exercise this Warrant within thirty (30) days after notification of intent to transfer this Warrant, then this Warrant will expire.

COMMON STOCK PURCHASE WARRANT

6.  Adjustment of Exercise Price and Number of Shares. The character of the shares of stock or other securities at the time issuable upon exercise of this Warrant and the Exercise Price therefor, are subject to adjustment upon the occurrence of the following events:

a. Adjustment for Stock Splits, Stock Dividends, Recapitalizations, Etc. The Exercise Price of this Warrant and the number of shares of Common Stock or other securities at the time issuable upon exercise of this Warrant shall be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization or other similar event affecting the number of outstanding shares of stock or securities.

b. Adjustment for Reorganization, Consolidation, Merger, Etc. In case of any consolidation or merger of the Company with or into any other corporation, entity or person, or any other corporate reorganization, in which the Company shall not be the continuing or surviving entity of such consolidation, merger or reorganization (any such transaction being hereinafter referred to as a "Reorganization"), then, in each case, the holder of this Warrant, on exercise hereof at any time after the consummation or effective date of such Reorganization (the "Effective Date"), shall receive, in lieu of the shares of stock or other securities at any time issuable upon the exercise of the Warrant issuable on such exercise prior to the Effective Date, the stock and other securities and property (including cash) to which such holder would have been entitled upon the Effective Date if such holder had exercised this Warrant immediately prior thereto (all subject to further adjustment as provided in this Warrant).

c. Certificate as to Adjustments. In case of any adjustment or readjustment in the price or kind of securities issuable on the exercise of this Warrant, the Company will promptly give written notice thereof to the holder of this Warrant in the form of a certificate, certified and confirmed by the Board of Directors of the Company, setting forth such adjustment or readjustment and showing in reasonable detail the facts upon which such adjustment or readjustment is based.

COMMON STOCK PURCHASE WARRANT

  d. Adjustments due to certain EBITDA projections . In the event the Company earns less than nineteen cents ($.19) per share EBITDA on a per share basis which calculation is based upon primary shares outstanding on December 31, 2004 as reported for the fiscal year ended December 31, 2004,, (hereafter the “2004 EBITDA”), the warrant Exercise Price per Share shall be reduced proportionately by 0% if the 2004 EBITDA are nineteen cents ($.19) per share and by up to 99% if the 2004 EBITDA are less than $.001 per share. Likewise, the warrant price shall be proportionately increased as the 2004 EBITDA exceeds nineteen cents ($.19); the limit of said increase shall be two (2) times the Exercise Price per Share. For example, if the Company earns seventeen point one cents ($.171) per share EBITDA, then the per share warrant exercise price shall be reduced by 10%. Likewise, if the Company earns twenty point nine cents ($.209) EBITDA per share than the warrant exercise price shall be increased by 10%. Any such reduction or increase shall be made at the time the December 31, 2004 financial results are reported and shall be made, starting from the exercise price of the warrants being exercised at that time, and shall be cumulative upon any other changes to the exercise price of the warrant that may already have been made.

7.  Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares that shall be issuable upon the exercise of this Warrant shall be computed on the basis of the aggregate number of Warrants Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

8.  Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been given (i) on the date they are delivered if delivered in person; (ii) on the date initially received if delivered by facsimile transmission followed by registered or certified mail confirmation; (iii) on the date delivered by an overnight courier service; or (iv) on the third business day after it is mailed by registered or certified mail, return receipt requested with postage and other fees prepaid as follows:

If to the Company:

WindsorTech, Inc.
70 Lake Drive
Hightstown, NJ 08520

COMMON STOCK PURCHASE WARRANT

With a copy to:

Alan M. Burger, Esq.
Burger, Trailor & Farmer, P.A.
1601 Forum Place, Suite 404
West Palm Beach, Florida 33401
Telephone Number: (561) 689-1663
Facsimile Number: (561) 689-1707

If to the Warrant Holder:

9.	Miscellaneous.

a. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing and signed by the Company and the Warrant Holder.

b. Nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Warrant Holder any legal or equitable right, remedy or cause of action under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Warrant Holder.

c. This Warrant shall be governed by, construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof.

d. The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

e. In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceablilty of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonably substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

f. The Warrant Holder shall not, by virtue hereof, be entitled to any voting or other rights of a shareholder of the Company, either at law or equity, and the rights of the Warrant Holder are limited to those expressed in this Warrant.

COMMON STOCK PURCHASE WARRANT

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by the authorized officer as of the date first above stated.

WindsorTech, Inc.

By:______________________________

Name:_____________________________

Title:______________________________

COMMON STOCK PURCHASE WARRANT

FORM OF ELECTION TO PURCHASE

(To be executed by the Warrant Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant)

To: WindsorTech, Inc.
In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase ______________ shares of Common Stock (“Common Stock”), $0.001 par value, of WindsorTech, Inc. and encloses one warrant and $   for each Warrant Share being purchased or an aggregate of $________________ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the shares of Common Stock issuable upon this exercise be issued in the name of:

_____________________________

_____________________________

_____________________________

(Please print name and address)

_____________________________
(Please insert Social Security or Tax Identification Number)

If the number of shares of Common Stock issuable upon this exercise shall not be all of the shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

_____________________________

_____________________________

_____________________________

(Please print name and address)

Dated:      Name of Warrant Holder:

(Print) _____________________________

(By:) _____________________________

(Name:) _____________________________

(Title:) _____________________________

Signature must conform in all respects to name of
Warrant Holder as specified on the face of the
Warrant

COMMON STOCK PURCHASE WARRANT